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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                  FEMRX, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                                  FEMRX, INC.
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  314463 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ANDREW M. THOMPSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  FEMRX, INC.
                              1221 INNSBRUCK DRIVE
                          SUNNYVALE, CALIFORNIA 94089
                                 (408) 752-8580
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                 TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF
                        OF THE PERSON FILING STATEMENT)

                            ------------------------

                                   COPIES TO:

                             CRAIG E. DAUCHY, ESQ.
                               COOLEY GODWARD LLP
                              3000 SAND HILL ROAD
                             BUILDING 3, SUITE 230
                           MENLO PARK, CA 94025-7116
                                 (650) 843-5100

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

ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is FemRx, Inc., a Delaware corporation (the "Company"), and the principal executive offices of the Company are located at 1221 Innsbruck Drive, Sunnyvale, CA 94089. The title of the class of equity securities to which this Statement relates is the common stock ("Common Stock"), par value $.001 per share, of the Company. A "Share" means a share of Company Common Stock.

ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 9, 1998 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") by Johnson & Johnson, a New Jersey corporation ("Parent"), and ET/FM Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Johnson & Johnson (the "Purchaser"), to purchase all outstanding shares of Company Common Stock at a price of $2.35 per share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 9, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer") included in the Schedule 14D-1.

     The Offer is being made pursuant to the Agreement and Plan of Merger dated as of October 3, 1998 (the "Merger Agreement") among Parent, the Purchaser and the Company, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company, with the Company surviving the merger (as such, the "Surviving Corporation") as a wholly owned subsidiary of Parent (the "Merger"). On the effective date of the Merger, each outstanding Share not tendered in the Offer (other than Shares owned by the Company as treasury stock or by Parent, the Purchaser or any other direct or indirect wholly owned subsidiary of Parent or by stockholders, if any, who are entitled to and who properly exercise dissenters' rights under Delaware law or, to the extent applicable, California law) will be converted into the right to receive the Offer Price in cash, without interest (the "Merger Consideration").

     The Merger is subject to a number of conditions, including approval by stockholders of the Company, if such approval is required by applicable law, and Shares having been purchased pursuant to the Offer. In the event the Purchaser acquires 90% or more of the outstanding Shares pursuant to the Offer or otherwise, the Purchaser would be able to effect the Merger pursuant to the short-form merger provisions of the Delaware General Corporation Law (the "DGCL"), without prior notice to, or any action by, any other stockholder of the Company. In such event, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other stockholder of the Company.

     The Purchaser and Parent have entered into Stockholder Agreements dated as of October 3, 1998 (the "Stockholder Agreements") with the "Stockholders" (as defined in Item 3 "The Stockholder Agreements"), who beneficially own 5,414,858 Shares in the aggregate, including Shares issuable upon the exercise of options. Under the Stockholder Agreements, the Stockholders have agreed to sell, and the Purchaser has agreed to purchase, all Shares beneficially owned by them, representing approximately 59.1% of the outstanding Shares as of September 30, 1998 (assuming exercise of all options held by the Stockholders) (approximately 51.9% on a fully diluted basis, assuming the exercise of all options and warrants), as well as any Shares subsequently acquired by the Stockholders through the exercise of options or otherwise, at a price per Share equal to the Offer Price. The obligation of the Stockholders to sell, and the obligation of the Purchaser to purchase, Shares under the Stockholder Agreements are subject to the Purchaser having accepted Shares for payment under the Offer in accordance with the Merger Agreement. The Stockholders may, and the Purchaser may direct the Stockholders to, tender their Shares into the Offer. Any Shares of the Stockholders not purchased in the Offer will be purchased by the Purchaser immediately following the purchase of Shares in the Offer. In addition, the Stockholders have agreed to vote their Shares in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement, and have agreed to vote against any other acquisition proposal.

     According to the Schedule 14D-1, the principal executive offices of Parent and the Purchaser are located at One Johnson & Johnson Plaza, New Brunswick, NJ 08933.

     The Merger Agreement and the Stockholder Agreements are further described in Item 3 hereof.

ITEM 3. IDENTIFY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except as set forth in this Item 3(b), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Parent or the Purchaser or any of their respective executive officers, directors or affiliates.

     (i) ARRANGEMENTS WITH THE COMPANY OR ITS EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES

EXECUTIVE COMPENSATION

     The following table shows for the fiscal years ended December 31, 1997, 1996, 1995, compensation awarded or paid to, or earned by, the Company's Chief Executive Officer and its other four most highly compensated executive officers at December 31, 1997 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                       ANNUAL COMPENSATION
                                                               -----------------------------------
                                                                                        SECURITIES
                                                                                        UNDERLYING
            NAME AND PRINCIPAL POSITION              YEAR      SALARY($)    BONUS($)    OPTIONS(1)
            ---------------------------              ----      ---------    --------    ----------
Andrew M. Thompson.................................  1997       172,464          --       80,000
President and Chief Executive Officer                1996       150,000      16,500           --
                                                     1995       106,714      25,000           --
George M. Savage, M.D. ............................  1997       172,486          --       80,000
Senior Vice President, Research and Development      1996       150,000      16,500           --
                                                     1995       106,714      25,000           --
Edward W. Unkart...................................  1997       144,357          --       75,000
Vice President, Finance and Administration,          1996       125,008      11,563           --
Chief Financial Officer and Assistant Secretary      1995(2)         --          --           --
Jeffrey J. Christian...............................  1997       155,458          --       75,000
Vice President, Engineering                          1996       142,789      17,325           --
                                                     1995(2)         --          --        5,000
Marshall Tsuruda...................................  1997       124,041          --      110,000
Vice President, Operations                           1996(3)         --          --       50,000
                                                     1995            --          --           --

---------------
(1) Repriced options treated as new grants.

(2) Messrs. Unkart and Christian were employed by the Company for less than a full year during the fiscal year ended December 31, 1995 and for that reason, earned less than $100,000 in compensation from the Company.

(3) Mr. Tsuruda was employed by the Company for less than a full year during the fiscal year ended December 31, 1996 and for that reason, earned less than $100,000 in compensation from the Company.

STOCK OPTION GRANTS AND EXERCISES

     The Company grants options to its executive officers under its 1995 Stock Option Plan (the "1995 Plan"). The 1995 Plan was adopted by the Board of Directors in April 1995 and has been amended three times, most recently in March 1997, subject to stockholder approval received in May 1997. Pursuant to the 1995 Plan, the Company may grant incentive and nonstatutory stock options to key employees, directors of or consultants or advisors to the Company. A total of 1,955,625 shares of Common Stock is authorized for issuance under the 1995 Plan.

     At September 30, 1998, options covering an aggregate of 157,897 shares of Company Common Stock had been exercised under the 1995 Plan, 1,306,174 shares were outstanding, and 491,554 shares (plus any shares that might in the future be returned to the plan as a result of cancellations or expiration of options) remained available for future grant under the 1995 Plan. During the year ended December 31, 1997, under the 1995 Plan, the Company granted to all current executive officers as a group, options to purchase 495,000 shares at exercise prices ranging from $2.5625 to $3.125 per share and to all employees and consultants (excluding current executive officers) as a group, options to purchase 829,000 shares at exercise prices ranging from $2.00 to $4.125 per share.

     The 1995 Plan is administered by the Board of Directors and the Compensation Committee of the Board of Directors (the "Compensation Committee"). No vesting is required under the 1995 Plan, although it may be imposed by the Board of Directors. The maximum term of a stock option under the 1995 Plan is 10 years, but if the optionee at the time of grant has voting power over more than 10% of the Company's outstanding capital stock, the maximum term of an incentive stock option is five years. The exercise price of stock options granted under the 1995 Plan is determined by the Board of Directors. Options granted under the 1995 Plan are generally non-transferable. The exercise price may be paid in cash or any other form of consideration that may be acceptable to the Board of Directors.

     Options generally terminate three months after termination of the optionee's employment or relationship as a consultant or director unless such termination is caused by the permanent disability or death of the optionee. The 1995 Plan may be amended at any time by the Board of Directors, although certain amendments would require stockholder approval. The 1995 Plan will terminate in April 2005, unless earlier terminated by the Board of Directors. Pursuant to the Merger Agreement, the 1995 Plan will be terminated as of (and contingent upon) the consummation of the Offer.

     In connection with the Offer, options outstanding under the 1995 Plan will become fully vested as of a date five business days prior to the earliest date upon which Purchaser can purchase any Company Common Stock pursuant to the Offer (and contingent upon such purchase) and, upon consummation of the Offer, each option granted under the 1995 Plan that is outstanding immediately prior to the consummation of the Offer shall be cancelled concurrently with (and contingent upon) the consummation of the Offer if not exercised prior to such consummation.

     The following tables show for the fiscal year ended December 31, 1997, certain information regarding options granted to, exercised by, and held at year-end by the Named Executive Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                            POTENTIAL REALIZABLE
                                      INDIVIDUAL GRANTS(4)                                    VALUE AT ASSUMED
                                  ----------------------------                                 ANNUAL RATES OF
                                   NUMBER OF      % OF TOTAL                                     STOCK PRICE
                                  SECURITIES       OPTIONS                                    APPRECIATION FOR
                                  UNDERLYING      GRANTED TO     EXERCISE OR                 OPTION TERM ($)(3)
                                    OPTION       EMPLOYEES IN    BASE PRICE    EXPIRATION   ---------------------
              NAME                GRANTED(#)    FISCAL YEAR(1)    ($/SH)(2)       DATE        5%($)      10%($)
              ----                -----------   --------------   -----------   ----------   ---------   ---------
Andrew M. Thompson..............    80,000           6.04%         $2.9375      03/02/07     147,790     374,530
George M. Savage, M.D. .........    80,000           6.04%         $2.9375      03/02/07     147,790     374,530
Edward W. Unkart................    75,000           5.66%         $2.9375      03/02/07     138,553     351,122
Jeffrey J. Christian............    75,000           5.66%         $2.9375      03/02/07     138,553     351,122
Marshall Tsuruda................    60,000           4.53%         $2.9375      03/02/07     110,843     280,897
                                    50,000(5)        3.78%         $2.5675      03/26/06      75,487     196,093

---------------
(1) Based on an aggregate of 1,324,000 options, including 384,750 repriced options, granted to employees and directors of the Company in fiscal 1997, including the Named Executive Officers set forth in the "Summary Compensation Table" above and directors.

(2) The exercise price is equal to the closing price as reported on the Nasdaq National Market on the last market trading day preceding the date of grant.

(3) The potential realizable value is calculated based on the term of the option at the time of grant (ten years or nine years in the case of options repriced on March 11, 1997). Stock price appreciation of five percent and ten percent is assumed pursuant to rules promulgated by the Commission and does not represent the Company's prediction of its stock price performance. The potential realizable value at 5% and 10% appreciation is calculated by assuming that the exercise price appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

(4) Each of the options listed in the table was granted under the 1995 Plan and was immediately exercisable. The shares purchasable thereunder are subject to repurchase by the Company at the original exercise price paid per share upon the optionee's cessation of service prior to vesting in such shares. The repurchase right lapses and the optionee vests in the shares subject to, or issued upon exercise of, the options as to 1/8 of the shares on the sixth month anniversary of the date of grant and in monthly installments thereafter for 42 months.

(5) Option repriced on March 11, 1997.

 AGGREGATED OPTION EXERCISES IN FISCAL 1997, AND FISCAL YEAR-END OPTION VALUES

                                                             NUMBER OF SECURITIES     VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED        IN-THE-MONEY
                                   SHARES                         OPTIONS AT               OPTIONS AT
                                  ACQUIRED       VALUE      DECEMBER 31, 1997 (#)     DECEMBER 31, 1997 ($)
                                 ON EXERCISE    REALIZED         EXERCISABLE/             EXERCISABLE/
             NAME                    (#)          ($)           UNEXERCISABLE           UNEXERCISABLE(1)
             ----                -----------    --------    ----------------------    ---------------------
Andrew M. Thompson.............      --           --             18,333/61,667                  $0/$0
George M. Savage, M.D. ........      --           --             18,333/61,667                  $0/$0
Edward W. Unkart...............      --           --             17,187/57,813                  $0/$0
Jeffrey J. Christian...........      --           --             22,187/57,813              $9,453/$0
Marshall Tsuruda...............      --           --             34,583/75,417                  $0/$0

---------------
(1) Based on the closing price as reported on the Nasdaq National Market as of December 31, 1997 ($2.5625), minus the exercise price, multiplied by the number of shares underlying the option.

EMPLOYEE STOCK PURCHASE PLAN

     In January 1996, the Company adopted the Employee Stock Purchase Plan (the "Purchase Plan") covering an aggregate of 150,000 shares of Common Stock and amended the Purchase Plan in March 1998, subject to stockholder approval, increasing the authorized number of shares to 350,000 shares. To date, the amendment has not been submitted to the stockholders for approval. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under the Purchase Plan, the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. The offering period for any offering will be no more than 27 months.

     Employees are generally not eligible to participate unless they are employed by the Company or an affiliate of the Company for at least 20 hours per week and are employed by the Company or a subsidiary of the Company designated by the Board of Directors for at least five months per calendar year. Employees who participate in an offering can have up to 15% of their earnings withheld and applied to the purchase of Company Common Stock on specified dates determined by the Board of Directors. The price of Company Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Company Common Stock on the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company.

     The Purchase Plan will terminate at the Board's discretion. In connection with the Offer, as of the date of the consummation of the Offer (and contingent thereon), the Purchase Plan will terminate. All funds deposited with the Company in connection with the Purchase Plan will be returned to the respective participant, without interest, as soon as practicable after the consummation of the Offer.

401(k) PLAN

     In December 1995, the Company adopted an employee savings plan (the "401(k) Plan") covering the Company's employees who have not elected out of 401(k) Plan participation. Pursuant to the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the lesser of 20% of their annual compensation or the statutorily prescribed annual limit ($9,500 in 1997) and have the amount of such reduction contributed to the 401(k) Plan. In addition, eligible employees may make rollover contributions to the 401(k) Plan from a tax-qualified retirement plan. The 401(k) Plan is intended to qualify under
Section 401 of the Code so that contributions by employees or by the Company to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the 401(k) Plan employee salary deferrals in selected investment options.

COMPENSATION OF DIRECTORS

     Directors do not currently receive any cash compensation from the Company for their service as members of the Board of Directors, although they are eligible for reimbursement for their expenses incurred in connection with attendance at Board and Committee meetings in accordance with Company policy.

     Each non-employee director of the Company also receives stock option grants under the 1996 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). Only non-employee directors of the Company are eligible to receive options under the Directors' Plan. Options granted under the Directors' Plan are intended by the Company not to qualify as incentive stock options under the Internal Revenue Code of 1986, as amended.

     Option grants under the Directors' Plan are non-discretionary. Pursuant to the terms of the Directors' Plan, each non-employee director who was serving on the date of the Company's initial public offering ("IPO") was granted on such date an option to purchase 20,000 shares of the Company Common Stock. In addition, each non-employee director subsequently elected to the Board will automatically be granted on the date of his or her election to the Board an option to purchase 20,000 shares of Common Stock (the "Initial Grant"). On the one year anniversary date of the Company's IPO, or the anniversary date of a non-employee directors' election to the Board, if such non-employee director was not serving in such capacity as of the date of the Company's IPO, and each one-year anniversary thereafter, each member of the Company's Board of Directors who is not an employee of the Company and has served as a non-employee director for at least the full six month period prior, is automatically granted an option to purchase 5,000 shares of Company Common Stock (the "Annual Grant"). No other options may be granted at any time under the Directors' Plan. The exercise price of options granted under the Directors' Plan is 100% of the fair market value of the Common Stock subject to the option on the date of the option grant. The Initial Grant under the Directors' Plan will generally vest at the rate of 1/48 of the shares monthly. Annual Grants under the Directors' Plan will vest entirely on, but not before, the first annual anniversary of the Annual Grant. The term of options granted under the Directors' Plan is ten years.

     In connection with the Offer, options outstanding under the Directors' Plan will become fully vested as of a date five business days prior to the earliest date upon which Purchaser can purchase any Company Common Stock pursuant to the Offer (and contingent upon such purchase) and, upon consummation of the Offer, each outstanding option granted under the Directors' Plan that is outstanding immediately prior to the consummation of the Offer shall be cancelled concurrently with (and contingent upon) the consummation of the Offer if not exercised prior to such consummation.

     At September 30, 1998, there were 200,000 shares of Company Common Stock authorized for issuance under the Directors' Plan. During the last fiscal year, the Company granted options covering an aggregate of 25,000 shares to the non-employee directors of the Company, at exercise prices ranging from $2.6875 to $3.00 per share. The fair market value of such Common Stock on the date of grants was $2.6875 and $3.00 per share (based on the closing price as reported on the Nasdaq National Market for the day preceding the date of grant). As of September 30, 1998, no options had been exercised under the Directors' Plan.

OPTION REPRICING INFORMATION

     On March 3, 1997, the Compensation Committee approved an offer to employees of the Company to reprice outstanding options granted between January 30, 1996 and December 17, 1996 (the "Repricing Program"). Under the Repricing Program, as of March 11, 1997, 384,750 options were converted into repriced options with an exercise price of $2.5625 (based on the closing price as reported on the Nasdaq National Market on the last market trading day preceding the day of grant). As consideration for the grant of repriced options, optionees were prohibited from exercising the repriced options for a period of six months after the date such repriced options were granted.

     The following table sets forth, as to all executive officers of the Company, certain information concerning the repricing of all such officers' options since the Company's inception.

                        OPTION REPRICING SINCE INCEPTION

                                                                                                   LENGTH OF
                                           NUMBER OF                                               ORIGINAL
                                           SECURITIES                      EXERCISE               OPTION TERM
                                           UNDERLYING   MARKET PRICE OF    PRICE AT      NEW       REMAINING
                                            OPTIONS     STOCK AT TIME OF    TIME OF    EXERCISE   AT DATE OF
             NAME                 DATE      REPRICED       REPRICING       REPRICING    PRICE      REPRICING
             ----               --------   ----------   ----------------   ---------   --------   -----------
Marshall Tsuruda..............  03/11/97     50,000         $2.5625         $9.000     $2.5625      9 years
Lori Jennings.................  03/11/97     20,000          2.5625          9.375      2.5625      9 years
John Kraczkowski..............  03/11/97     30,000          2.5625          9.500      2.5625      9 years

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee consists of Messrs. McLane and Young. The Compensation Committee makes recommendations concerning salaries and incentive compensation, awards stock options to employees and consultants under the Company's stock option plans and otherwise determines compensation levels and performs such other functions regarding compensation as the Board may delegate.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company has entered into indemnity agreements with Kathleen D. LaPorte, Andrew M. Thompson, George M. Savage, M.D., Gail Gaumer Schulze, Philip M. Young, Edward W. Unkart and Jeffrey J. Christian. The indemnity agreements provide that the Company will indemnify against any and all expenses the director, executive officer or other agent, who incurred such expenses because of his or her status as a director, executive officer or other agent, to the fullest extent permitted by the Company's Bylaws and Delaware law.

     The Company's Certificate of Incorporation and Bylaws contain certain provisions relating to the limitation of liability and indemnification of directors and officers. The Company's Certificate of Incorporation provides that directors of the Company may not be held personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (the "DGCL"), relating to prohibited dividends, distributions and repurchase or redemptions of stock, or (iv) for any transaction from which the director derives an improper benefit. However, such limitation does not limit the availability of non-monetary relief in any action or proceeding against a director.

In addition, the Company's Certificate of Incorporation and Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent authorized by Delaware law and may also secure insurance on behalf of any director, officer, employee or agent against any expense liability or loss arising out of his or her actions in such capacity.

     The Merger Agreement provides that through the sixth anniversary of the Effective Time (as defined in the Merger Agreement), Parent shall maintain in effect for the benefit of current or former directors and officers of the Company, the current level and scope of directors' and officers' liability insurance policies; provided, however, that in no event shall Parent be required to expend an aggregate amount in excess of $150,000 for such insurance. Parent also agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the time of the consummation of the Offer (including with respect to the transactions contemplated by the Merger Agreement) existing as of October 3, 1998 or at the time of the consummation of the Offer in favor of the then current or former directors or officers of the Company as provided in its Certificate of Incorporation, its Bylaws and indemnity agreements shall be assumed and performed by the Surviving Corporation (as defined in the Merger Agreement) in the Merger and shall survive the Merger and shall continue in full force and effect without amendment, modification or repeal in accordance with their terms. Such obligations will also be transferred to certain successors in the event of certain corporate reorganizations, each as described in the Merger Agreement.

     (ii) ARRANGEMENTS WITH PARENT OR THE PURCHASER, OR ANY OF THEIR EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES

THE MERGER AGREEMENT

     On October 3, 1998, the Company, Parent and Purchaser entered into the Merger Agreement that, subject to certain conditions, contemplates an acquisition of the Company by Parent (through Purchaser, a wholly owned subsidiary of Parent) at a cash price of $2.35 per share. Pursuant to the Merger Agreement, Parent has agreed, subject to the terms and conditions of the Merger Agreement, that any shares not acquired by Purchaser pursuant to the Offer will be converted into the right to receive $2.35 in cash per share in the Merger. A copy of the Merger Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference. A summary of the Merger Agreement is provided below.

     The Merger Agreement provides that following the satisfaction or waiver of the conditions described below under "Conditions to the Merger", the Purchaser will be merged with and into the Company, and each then outstanding Share (other than Shares owned by the Company as treasury stock or by Parent, the Purchaser or any other direct or indirect wholly owned subsidiary of Parent or by stockholders, if any, who are entitled to and who properly exercise dissenters' rights under Delaware law or, to the extent applicable, California law), will be converted into the right to receive an amount in cash equal to the Offer Price.

     APPROVAL OF THE MERGER. The DGCL requires, among other things, that the adoption of any plan of merger or consolidation of the Company must be approved and found advisable by the Board of Directors and generally by the holders of the Company's outstanding voting securities. The Board of Directors of the Company has approved the Offer and the Merger; consequently, approval of the Company's stockholders will be necessary if the "short-form" merger procedure described below is not available. The CGCL, if applicable, has similar requirements. The DGCL also provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer or otherwise, the Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other stockholder of the Company. Similar provisions may apply under California law.

     CONDITIONS TO THE MERGER. The Merger Agreement provides that the Merger is subject to the satisfaction or waiver of certain conditions, including the following: (i) if required by applicable law, the Merger Agreement having been approved and adopted by the holders of a majority of the Shares; provided that Parent and the Purchaser shall vote all their Shares in favor of the Merger;
(ii) no statute, rule, decision, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the Merger being in effect; provided, however, that the party seeking to invoke such condition shall have performed its obligations regarding reasonable efforts and cooperation under the Merger Agreement; and (iii) Purchaser having previously accepted for payment and paid for Shares pursuant to the Offer.

     TERMINATION OF THE MERGER AGREEMENT. The Merger Agreement may be terminated at any time prior to the effective time of the Merger (the "Effective Time"), whether before or after approval by the stockholders of the Company, (i) by mutual written consent of the Company and Parent, (ii) by either the Company or Parent if (a) as the result of the failure of any of the conditions set forth below under "Certain Conditions of the Offer," the Purchaser terminates the Offer in accordance with its terms without having purchased any Shares pursuant to the Offer, unless the failure of such condition results from the failure by the party seeking to terminate to fulfill its obligations under the Merger Agreement; or (b) if any Federal, state or local government or any court, tribunal, administrative agency or commission or other governmental or regulatory authority or agency, domestic, foreign or supranational (a "Governmental Entity"), shall have issued an order, decree or ruling or taken any action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action has become final and nonappealable; provided, however, that the party seeking to terminate the Merger Agreement pursuant to such provision shall have complied with its obligations regarding reasonable efforts and cooperation under the Merger Agreement, (iii) by the Company, if (a) the Company has given Parent a Notice of Superior Proposal with respect to a Takeover Proposal, (b) at least five business days later the Board of Directors of the Company determines in good faith (based on the written opinion of WDR or another nationally recognized financial advisor, which opinion takes into account all the terms and conditions of the Takeover Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation), that the terms of such Takeover Proposal are not more favorable to the person making such Takeover Proposal and provide greater present value to all the Company's stockholders than the Merger Agreement, the Offer and the Merger in light of any improved terms proposed by Parent or the Purchaser prior to the expiration of such five business day period and (c) the Company shall have paid to Parent a termination fee of $880,000 (the "Termination Fee"), (iv) by Parent or the Purchaser prior to the Purchaser's obligation to accept Shares for payment pursuant to the Offer, in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (I) would give rise to the failure of a condition set forth in paragraph (d) or (e) below under "Certain Conditions of the Offer" and (II) cannot be or has not been cured within 20 days after the giving of written notice to the Company, (v) by the Company if Parent or the Purchaser shall have (a) failed to commence the Offer within five business days of the public announcement of the Merger Agreement, (b) failed to pay for Shares pursuant to the Offer in accordance with the terms of the Merger Agreement or (c) breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach in respect of clause (c) is incapable of being cured or has not been cured within 20 days after the giving of written notice to Parent or the Purchaser, except in any case under clause (c), such breaches which individually or in the aggregate are not reasonably likely to affect adversely Parent's or the Purchaser's ability to complete the Offer or the Merger, (vi) by Parent if (a) Parent shall not have materially breached the Merger Agreement and (b) the Company's Board of Directors shall have failed to recommend that the Company's stockholders accept the Offer or withdraws or amends, in a manner materially adverse to Parent, its recommendation that the Company's stockholders accept the Offer, or recommends acceptance of any Superior Proposal or (vii) by the Company if the Offer has not been consummated by December 30, 1998.

     TAKEOVER PROPOSALS. The Merger Agreement provides that the Company shall not, and shall not authorize or permit any of its subsidiaries, or any of its or their officers, directors or employees to, and shall use its reasonable efforts to cause any investment banker, financial advisor, attorney, accountant or other representative of the Company or of any of its subsidiaries not to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding any Takeover Proposal. If, however, prior to acceptance for payment of Shares pursuant to the Offer an unsolicited Takeover Proposal is made and the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with its fiduciary duties to the Company's stockholders under applicable law, after written notice to Parent, and subject to its obligations to keep Parent informed (consistent with the fiduciary obligations of the Company's Board of Directors), the Company may furnish information with respect to the Company pursuant to a confidentiality agreement to the person making such unsolicited Takeover Proposal and participate in discussions or negotiations regarding such Takeover Proposal. The Merger Agreement defines "Takeover Proposal" as any proposal or offer from any person relating to any direct or indirect acquisition or purchase of 50% or more of the assets of the Company and its subsidiaries, taken as a whole, or 50% or more of any class of outstanding equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 50% or more of any class of equity securities of the Company or any of its subsidiaries or any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement.

     The Merger Agreement provides further that neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by such Board of Directors or any such committee of the Merger Agreement, the Offer or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement (an "Acquisition Agreement") with respect to any Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the acceptance for payment of Shares pursuant to the Offer, the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with its fiduciary duties to the Company's stockholders under applicable law, the Board of Directors of the Company may withdraw or modify its adoption, approval or recommendation of the Merger Agreement, the Offer and the Merger at any time following Parent's receipt of a Notice of Superior Proposal. A "Notice of Superior Proposal" is a written notice advising Parent that the Board of Directors of the Company has received a Superior Proposal. A "Superior Proposal" is a bona fide Takeover Proposal for all outstanding Shares on terms that the Board of Directors of the Company determines in its good faith judgment (based on the written opinion of WDR or another nationally recognized financial advisor, which opinion takes into account all the terms and conditions of the Takeover Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation) are not more favorable to the person making such Takeover Proposal and provide greater present value to all the Company's stockholders than the Offer, the Merger and the Merger Agreement.

     In addition to the obligations of the Company set forth in the preceding paragraphs, the Merger Agreement provides that the Company shall immediately advise Parent orally and in writing of any Takeover Proposal, any request for information concerning the Company or its subsidiaries in relation to or any inquiry regarding the making of a Takeover Proposal and, unless to do so would be inconsistent with the fiduciary duties of the Board of Directors of the Company, the material terms and conditions of such Takeover Proposal, request for information or inquiry and the identity of the person making any such Takeover Proposal, request for information or inquiry. The Company is further required under the terms of the Merger Agreement to keep Parent fully informed of the status and, unless to do so would be inconsistent with the fiduciary duties of the Board of Directors of the Company, the material terms (including amendments or proposed amendments) of any such Takeover Proposal, request for information or inquiry.

     The Merger Agreement provides that nothing contained in these provisions shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders if the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that failure to so disclose would be inconsistent with its fiduciary duties to the Company's stockholders under applicable law; provided that, except as provided above, neither the Company nor the Board of Directors nor any committee thereof shall withdraw or modify, or propose to withdraw or modify, its position with respect to the Merger Agreement, the Offer or the Merger or approve or recommend, or propose to approve or recommend, a Takeover Proposal.

     FEES AND EXPENSES; TERMINATION FEE. All fees and expenses incurred in connection with the Merger Agreement, the Offer and the Merger and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated. If, however, Parent or the Purchaser terminates the Merger Agreement as a result of a breach by the Company of certain provisions relating to Takeover Proposals, or the Company terminates the Merger Agreement in accordance with the provisions relating to Takeover Proposals, the Company is required to pay to Parent a Termination Fee of $880,000 as liquidated damages, which the parties have agreed is a reasonable estimate of the costs and expenses that would be incurred by Parent and the Purchaser if the transactions contemplated by the Merger Agreement were not to go forward as a result of such breach.

     CONDUCT OF BUSINESS BY THE COMPANY. The Merger Agreement provides that during the term of the Merger Agreement, except as otherwise provided by the Merger Agreement or to the extent that Parent shall consent in writing, the Company shall, and shall cause each of its subsidiaries to, carry on its business in the ordinary course consistent with past practice and use reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having significant business dealings with it. The Merger Agreement further provides that the Company shall not, and shall not permit any of its subsidiaries to, (except as otherwise permitted by the Merger Agreement or to the extent Parent consents in writing) (i) other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent (a) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (c) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; (ii) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of shares of Company Common Stock upon the exercise of Company Stock Options (as defined below under "Stock Options") outstanding on the date of the Merger Agreement in accordance with their present terms); (iii) amend its certificate of incorporation or by-laws; (iv) acquire or agree to acquire (a) by merging or consolidating with, or by purchasing a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or
(b) any assets that are material, individually or in the aggregate, to the Company except purchases of inventory in the ordinary course of business consistent with past practice; (v) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets, except sales of inventory or sales or licenses of immaterial assets, in each case in the ordinary course of business consistent with past practice; (vi)
(a) except for the Credit Facility defined below in "Credit Facility" and the credit line referred to in paragraph (h) of "Certain Conditions of the Offer", incur or suffer to exist any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing or (b) make any loans, advances or capital contributions to, or investments in, any other person; (vii) make or agree to make any capital expenditure or expenditures with respect to property, plant or equipment in excess of $25,000 in the aggregate; (viii) make any material tax election or settle or compromise any material income tax liability or make any change in accounting methods, principles or practices except as required by a change in generally accepted accounting principles; (ix) pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in any report of the Company filed with the Commission and publicly available prior to the date of the Merger Agreement or incurred thereafter in the ordinary course of business consistent with past practice, or waive any material benefits of, or agree to modify in any material respect, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party;
(x) except in the ordinary course of business, modify, amend or terminate any material contract or agreement to which the Company or any of its subsidiaries is a party or knowingly waive, release or assign any material rights or claims;
(xi) enter into any material contracts or agreements relating to the distribution, sale or marketing by third parties of the products of, or products licensed by, the Company or any of its subsidiaries; (xii) except as required to comply with applicable law or agreements, plans or arrangements existing on the date of the Merger Agreement, (a) adopt, enter into, terminate or amend any employment agreement or benefit plan or other arrangement for the benefit or welfare of any director, officer or current or former employee, (b) increase in any material manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or key employee, (c) pay any material benefit not provided for under any benefit plan, (d) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreement or awards made thereunder) or (e) take any action other than in the ordinary course of business to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan; or (xiii) authorize any of, or commit or agree to take any of, the foregoing actions.

     Pursuant to the Merger Agreement, neither the Company nor any of its subsidiaries, on the one hand, nor Parent or the Purchaser on the other shall take any action that would reasonably be expected to result in (i) any of the representations and warranties of the Company, on the one hand, or of Parent or the Purchaser on the other hand, set forth in the Merger Agreement that are qualified as to materiality becoming inaccurate, which inaccuracy would have a Material Adverse Effect (as defined below) on the Company, (ii) any of such representations and warranties that are not so qualified becoming inaccurate in any material respect, which inaccuracy would have a Material Adverse Effect on the Company, or (iii) except as otherwise permitted with respect to Takeover Proposals, any of the conditions to the Offer or to the Merger not being satisfied. "Material Adverse Effect" means any effect that is materially adverse to the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or would prevent or materially delay the consummation of the Offer or the Merger; provided, however, that in determining whether there has been a Material Adverse Effect, the following shall be disregarded: any material adverse effect that results substantially from (i) the taking of any action required by the Merger Agreement, (ii) the breach by Parent of the Merger Agreement, (iii) the announcement or pendency of the Offer, the Merger or any of the transactions contemplated by the Merger Agreement or (iv) any decline in the Company's stock price (which shall not in itself constitute a Material Adverse Effect).

     BOARD OF DIRECTORS; MANAGEMENT. Promptly upon the acceptance for payment of, and payment for, any Shares by the Purchaser pursuant to the Offer, the number of directors on the Board of Directors of the Company will be reduced to five and the Purchaser will be entitled to designate three of such directors. Therefore, the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, will control a majority of such directors. The Merger Agreement requires the Company and its Board of Directors to take all such action needed to cause the Purchaser's designees to be appointed to the Company's Board of Directors. Subject to applicable law, the Company must take all action requested by Parent necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company has agreed to make such mailing with the mailing of the Schedule 14D-9. The Merger Agreement provides that the directors of the Purchaser immediately prior to the Merger will be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

     STOCK OPTIONS. The Merger Agreement provides that, as soon as practicable after the date of the Merger Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Company stock option plan) will adopt such resolutions and take such other actions as may be required to adjust the terms of each outstanding option to purchase Shares listed on a schedule provided to Parent to provide that (i) five business days prior to the earliest date on which the Purchaser can purchase any Shares pursuant to the Offer (and contingent upon such purchase), such option shall vest and become exercisable in full, (ii) upon consummation of the Offer each outstanding option to purchase Shares (a "Company Stock Option") granted under any stock option, stock appreciation right, stock purchase program or arrangement of the Company (other than the Purchase Plan that is outstanding immediately prior to the consummation of the Offer, whether or not then exercisable, shall be canceled concurrently with (and contingent upon) the consummation of the Offer. The Company (or, if appropriate, the Board of Directors or any committee administering the stock option plans) will take actions such that immediately prior to the Effective Time the Company Stock Options set forth in a schedule provided to Parent are canceled as set forth above. The Merger Agreement provides that the Company shall not make, or agree to make, any payment of any kind to any holder of a Company Stock Option without the consent of Parent.

     As of the date of the consummation of the Offer (and contingent thereon), the Purchase Plan will terminate. All funds deposited with the Company in connection with the Purchase Plan will be returned to the respective participant, without interest, as soon as practicable after the consummation of the Offer. Prior to the consummation of the Offer, the Company will take all actions (including, if appropriate, amending the terms of the Purchase Plan) that are necessary to give effect to the transactions contemplated by this paragraph.

     Subject to the second preceding paragraph, all stock option plans will terminate as of the Effective Time and the provisions in any other benefit plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company will be deleted as of the Effective Time. The Company shall ensure that following the consummation of the Offer no holder of a Company Stock Option or any participant in any stock option plan will have any right thereunder to acquire any capital stock of the Company, Parent or the Surviving Corporation, and the Company will use its reasonable best efforts to ensure that following the Effective Time, no holder of a Company Stock Option set forth on the schedule provided to Parent or any participant in any stock option plan will have any right thereunder to acquire any capital stock of the Company, Parent or the Surviving Corporation.

     CREDIT FACILITY. The Merger Agreement provides that the Purchaser will establish a credit facility (the "Credit Facility") to provide loans to the Company in an aggregate amount of up to $3.5 million for working capital needs from the date of the Merger Agreement to the date on which the Stockholder Agreements terminate pursuant to their terms. The Company may require advances of up to $250,000 every two weeks commencing on November 2, 1998. The aggregate principal amount of all such advances will be payable to the Purchaser in cash on December 31, 1999. Interest will accrue at a rate equal to the prime rate plus two percent. Interest will be payable quarterly beginning April 1, 1999. The advances and accrued interest will be secured by a first priority security interest in all of the Company's patents.

     INDEMNIFICATION, EXCULPATION AND INSURANCE. Through the sixth anniversary of the Effective Time, Parent will maintain in effect for the benefit of current or former directors and officers of the Company, the current level and scope of directors' and officers' liability insurance policies. In no event, however, will Parent be required to expend an aggregate amount in excess of $150,000 for such insurance. If the aggregate premium payable for such insurance coverage exceeds this amount, Parent will obtain a policy with the greatest coverage available for a cost not exceeding such amount.

     Parent has agreed in the Merger Agreement that all rights to indemnification and exculpation (including the advancement of expenses) from liabilities for acts or omissions occurring at or prior to the time of consummation of the Offer (including with respect to the transactions contemplated by the Merger Agreement) existing now or at the time of consummation of the Offer in favor of the current or former directors or officers of the Company as provided in its certificate of incorporation, its by-laws (each as in effect on the date of the Merger Agreement) and indemnification agreements shall be assumed by the Surviving Corporation in the Merger, without further action, as of the time of consummation of the Offer and shall survive the Merger and shall continue in full force and effect without amendment, modification or repeal in accordance with their terms; provided, however, that if any claims are asserted or made during the continuance of such terms, all rights to indemnification (and to advancement of expenses) hereunder in respect of any such claims shall continue, without diminution, until disposition of any and all such claims.

     The Merger Agreement provides that in the event Parent, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall expressly assume the obligations set forth in the preceding paragraphs. The Merger Agreement also provides that, in the event the Surviving Corporation transfers any material portion of its assets, in a single transaction or in a series of transactions, Parent will either guarantee the indemnification obligations set forth in the second preceding paragraph or take such other action to ensure that the ability of the Surviving Corporation to satisfy such indemnification obligations will not be diminished in any material respect.

     REASONABLE EFFORTS. The Merger Agreement provides that, on the terms and subject to the conditions of the Merger Agreement, unless, to the extent permitted under the Merger Agreement, the Board of Directors of the Company approves or recommends a Superior Proposal, each of the parties will use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

     REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties.

     PROCEDURE FOR TERMINATION, AMENDMENT, EXTENSION OR WAIVER. The Merger Agreement provides that in the event the Purchaser's designees are appointed or elected to the Board of Directors of the Company as described above under "Board of Directors", after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time of the Merger, the affirmative vote of a majority of the directors of the Company not designated by Parent or the Purchaser is required for the Company to amend or terminate the Merger Agreement, exercise or waive any of its rights or remedies under the Merger Agreement, extend the time for performance of the Purchaser's and Parent's respective obligations under the Merger Agreement or take any action to amend or otherwise modify the Company's certificate of incorporation or by-laws.

     CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless the number of Shares tendered and not withdrawn not later than the date of expiration of the Offer, shall equal at least 90% of the Fully Diluted Shares (defined below) (such number of Shares, the "Minimum Tender Condition"). For purposes of the Merger Agreement: (i) "Fully Diluted Shares" shall mean all outstanding securities entitled generally to vote in the election of directors of the Company after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into such voting securities with exercise or conversion prices at or below the Offer Price, and (ii) both "Shares tendered" and "Fully Diluted Shares" shall include those shares that would be received upon the exercise of stock options contingently tendered to the Offer. Furthermore, notwithstanding any other term of the Offer, the Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exist:

          (a) there shall be issued by any U.S. Federal or state court of competent jurisdiction in connection with any legal proceeding, any order or ruling (that has not been vacated, withdrawn or overturned), (i) restraining or prohibiting the acquisition by Parent or the Purchaser of any Shares under the Offer or pursuant to the Stockholder Agreements or the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or the

     Stockholder Agreements, or obtaining from the Company, Parent or the Purchaser any damages in connection with the aforesaid transactions that are material in relation to the Company and its subsidiaries taken as a whole, (ii) prohibiting or materially limiting the ownership or operation by the Company, Parent or any of their respective subsidiaries of a material portion of the business or assets of the Company and its subsidiaries, or Parent and its subsidiaries, in each case taken as a whole, or compelling the Company or Parent to dispose of or hold separate any material portion of the business or assets of the Company and its subsidiaries, or Parent and its subsidiaries, in each case taken as a whole, as a result of the Offer or any of the other transactions contemplated by the Merger Agreement or the Stockholder Agreements, (iii) seeking to impose material limitations on the ability of Parent or the Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares to be accepted for payment pursuant to the Offer including, without limitation, the right to vote such Shares on all matters properly presented to the stockholders of the Company, or (iv) prohibiting Parent or any of its subsidiaries from effectively controlling in any material respect any significant portion of the business or operations of the Company and its subsidiaries taken as a whole;

          (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any Governmental Entity or court that results, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of paragraph
     (a) above;

          (c) there shall have occurred any Material Adverse Change with respect to the Company ("Material Adverse Change" means any change that is reasonably likely to have a Material Adverse Effect);

          (d)(i) the Board of Directors of the Company or any committee thereof shall have (A) withdrawn or modified in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement or (B) approved or recommended any Takeover Proposal, (ii) the Company shall have entered into any agreement with respect to any Takeover Proposal or (iii) the Board of Directors of the Company or any committee thereof shall have resolved to do any of the foregoing;

          (e) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case at the date of the Merger Agreement and at the scheduled or extended expiration of the Offer (except to the extent that any such representation or warranty refers to specifically to another date, in which case such representation or warranty shall be accurate as of such other date) and, individually or in the aggregate, such untruth or incorrectness has a Material Adverse Effect on the Company;

          (f) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or material covenant of the Company to be performed or complied with by it under the Merger Agreement, which failure to perform or comply is not substantially cured within 15 days after Parent provide the Company with notice of such failure;

          (g) the Merger Agreement shall have been terminated in accordance with its terms; or

          (h) the Company shall have any debt for borrowed money other than as permitted under the Credit Facility of the Merger Agreement or under the Company's lease line of credit in an aggregate amount not exceeding Three Hundred Thousand Dollars ($300,000.00).

which, in the reasonable judgment of Parent or the Purchaser in any such case makes it inadvisable to proceed with such acceptance for payment or payments therefor.

     The foregoing conditions in paragraphs (a) through (h) are for the sole benefit of the Purchaser and Parent and may, subject to the terms of the Merger Agreement, be waived by the Purchaser and Parent in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

THE STOCKHOLDER AGREEMENTS

     On October 3, 1998, Parent and Purchaser entered into Stockholder Agreements with Andrew M. Thompson, Andrew M. Thompson and Sylvia Astrid Kistler Thompson TTEES Thompson Family Trust U/A DTD 04/22/93, Savage-Thompson Management, George M. Savage, M.D., George M. Savage and Nancy Savage, Trustees of the George and Nancy Savage Living Trust, Edward W. Unkart, Edward W. Unkart and Michele T. Takei, Trustees of the Takei Unkart Family Trust U/D/A/ August 26, 1987, Kresch Medical Research, L.L.C., Sprout Capital VII, L.P., Sprout Capital VI, L.P., DLJ Capital Corporation, U.S. Venture Partners IV, L.P., Second Ventures II, L.P., USVP Entrepreneur Partners II, L.P., Brinson Venture Capital Fund III, L.P. and Brinson Trust Company as Trustee of the Brinson MAP Venture Capital Fund III (collectively, the "Stockholders"). The form of Stockholder Agreement executed by each Stockholder is filed as Exhibit 2 hereto and is incorporated herein by reference. A summary of the Stockholder Agreements is provided below.

     The Stockholder Agreements provide that each Stockholder will sell, and the Purchaser will purchase, all Shares beneficially owned by such Stockholder, at a price per Share equal to $2.35. The obligation of the Stockholders to sell, and the obligation of the Purchaser to purchase, Shares under the Stockholder Agreements are subject to the Purchaser having accepted Shares for payment under the Offer in accordance with the Merger Agreement. The Stockholders may, and the Purchaser may direct the Stockholders to, tender their Shares into the Offer. Any Shares of the Stockholders not purchased in the Offer will be purchased by the Purchaser immediately following the purchase of Shares in the Offer. The Stockholders are not required to tender their Shares in the event of any amendment to the Merger Agreement that creates any additional condition to the Offer, reduces the Offer Price or otherwise adversely affects the Stockholders without the written approval of the Stockholders.

     Each of the Stockholders has agreed, among other things, not to: (i) sell, transfer, give, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer") or consent to any Transfer of, any or all of such Shares or any interest therein, or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of the Shares to any person other than pursuant to the terms of the Offer or the Merger; (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection with, directly or indirectly, any Takeover Proposal; (iii) directly or indirectly solicit, initiate or encourage (including by way of furnishing information), or take any other action to facilitate any inquiries or proposals that constitute, or may reasonably be expected to lead to, any Takeover Proposal; or (iv) directly or indirectly participate in any discussions or negotiations regarding any Takeover Proposal. The provisions described in clauses (iii) and (iv) of the previous sentence will not, however, prohibit an individual Stockholder, or any partner, stockholder, officer or affiliate of a Stockholder that is a legal entity, who is a director of the Company from performing his or her legally required fiduciary duties as a director of the Company as permitted or required under the Merger Agreement.

     Each of the Stockholders has also agreed that at any meeting of stockholders of the Company in which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, the Stockholders will vote (or cause to be voted) their Shares in favor of the Merger, the adoption of the Merger Agreement and the other transactions contemplated thereby. Each Stockholder Agreement includes an irrevocable proxy provision for the benefit of the Purchaser with respect to the Shares owned by each Stockholder, to vote such Shares at any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which a stockholders' vote, consent or other approval is sought, against (x) any Takeover Proposal or (y) any amendment of the Company's certificate of incorporation or by-laws or other proposal or transaction involving the Company, which amendment or other proposal or transaction would be reasonably likely to impede, frustrate, prevent, delay or nullify the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

     In the event the Merger Agreement is terminated by the Company pursuant to the provisions regarding Takeover Proposals or because the Offer has not been consummated by December 29, 1998, the Stockholder Agreements will terminate 120 days after the termination of the Merger Agreement (unless the Purchaser ceases to fulfill its obligations regarding the Credit Facility, in which case the Stockholder Agreements will terminate five days after such cessation). If the Merger Agreement otherwise terminates, the Stockholder Agreements will terminate five days after such termination.

THE EMPLOYMENT AGREEMENTS

     Pursuant to a letter dated October 1, 1998 (the "Thompson Employment Letter"), Andrew M. Thompson, an officer and director of the Company, has agreed to assist in the transition and integration of the Company with Ethicon, Inc., a wholly owned subsidiary of Parent ("Ethicon"). The duration of Mr. Thompson's commitment will be determined as integration plans are finalized. Ethicon, however, has committed to six months compensation at Mr. Thompson's current salary. A copy of the Thompson Employment Letter is filed as Exhibit 3 hereto and is incorporated herein by reference.

     Pursuant to a letter dated October 1, 1998 (the "Savage Employment Letter"), George M. Savage, M.D., an officer and director of the Company, has agreed to assist Ethicon in the transition and integration of the Company with Ethicon. Pursuant to the arrangement, Dr. Savage agreed in principle to provide six months of continued service beyond the consummation of the Offer. The letter also contains a request by Ethicon that Dr. Savage commit to employment at least through June 30, 2000. The Savage Employment Letter is to be replaced by a more detailed agreement within one month of October 1, 1998. A copy of the Savage Employment Letter is filed as Exhibit 4 hereto and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) and (b) See below.

  Background.

     Since the Company's IPO in March 1996, the Company has been active in seeking out and reviewing opportunities to either acquire complementary businesses or develop strategic marketing partnerships. The Company's Board of Directors and senior management believed that increased consolidation in its business was likely, providing larger companies with a strategic advantage.

     From the second half of 1996 through the end of 1997, the Company had numerous discussions with potential partners. During this period the Company financed its operations largely from the proceeds of the Company's IPO, as efforts were made to increase sales of its products. Because sales growth was not increasing at a rate sufficient to fund ongoing operations, by the summer of 1997, Company management began to explore financing alternatives, including public and private offerings of equity. By the summer of 1997, however, the medical device sector was beginning to experience widespread market volatility, making certain financing alternatives more difficult. The stock prices of smaller medical device companies, such as the Company, were particularly hard hit by the difficult market conditions. Company management also anticipated that scale issues would become increasingly difficult to manage.

     Concurrent with the preparation of its 1998 operating plan in late 1997, Company management determined that it would require substantial additional capital to fund its operations, continue research and development programs and market its products.

     In December 1997, the Company engaged WDR to explore alternatives for the Company, including either a sale of the Company or the establishment of a strategic partnership. Company management and WDR identified 13 potential partners/acquirers and contacted each party to determine their levels of interest. During the first quarter of 1998, Company management and WDR met with seven parties to provide management presentations and sent a copy of the management presentation to an eighth party.

     Concurrent with efforts to sell the Company or establish a strategic partnership, the Company pursued other financing alternatives. During the first and second quarters of 1998, a number of financing sources were contacted, and proposals were obtained from five parties. Four of the parties were either unable to provide sufficient financing to fund the Company's business plan or could not deliver the funds in a timely fashion. The fifth party provided a term sheet for a debt financing that was considered to be unacceptable because of the extreme dilution to existing stockholders, coupled with onerous repayment terms of the debt.

     One of the parties contacted in connection with a possible sale of the Company was Ethicon. On April 20, 1998, Ettore Carino, Director New Business Development of Ethicon, and Susan E. Morano, Associate Director New Business Development of Ethicon, contacted Andrew M. Thompson, President and Chief Executive Officer of the Company, to discuss Ethicon's interest in a potential collaborative relationship with the Company.

     On April 30, 1998, Mr. Thompson and George M. Savage, M.D., Senior Vice President of Research and Development of the Company, met in Somerville, New Jersey with Mr. Carino, Ms. Morano, Chao Chen, Director of Product Development of Ethicon, Henry Esparza, Vice President of Sales and Marketing of Ethicon, Glenn Foy, Director of Marketing of Ethicon, Ron Galovich, Director of Marketing of Ethicon and James R. Gray, Associate Director, Corporate Finance, of WDR. Representatives of the Company presented an overview of the Company, its products and its development pipeline.

     Despite significant efforts on the part of WDR and the Company management team to sell the Company or establish a strategic partnership, no preliminary indications of interest were received in regard thereto. WDR contacted all parties, including Ethicon, to encourage them to make an offer, but each party declined. Company management and WDR continued to have discussions with certain previously contacted parties after a deadline established for preliminary indications of interest, but no offer was received.

     During the time that the Company was attempting to find either a strategic partner/acquirer or another source of financing, it continued to experience challenges in commercializing its products and achieving satisfactory levels of market acceptance. As a result, it needed to conserve cash and raise additional financing. During the first quarter of 1998, the Company refocused its organization to reduce costs, including a reduction in its workforce by approximately one-third, or a net reduction of 23 employees.

     During the second and third quarters of 1998, Company management and WDR continued to contact potential strategic partners as well as parties that had previously been contacted. The Company also continued to pursue alternative financial arrangements with third parties. Between May 1998 and mid-September 1998, representatives from Ethicon and the Company continued preliminary discussions relating to a potential transaction. During this time, Howard I. Zauberman, Vice President Growth Technologies and New Business Development of Ethicon, Edward W. Unkart, Vice President, Finance & Administration of the Company, and David Gottlieb, Executive Director of WDR, also became involved in the discussions.

     On September 16, 1998, representatives from Ethicon contacted the Company to discuss Ethicon's interest in acquiring the Company. Ethicon expressed serious interest in exploring an acquisition and proposed general parameters pursuant to which Ethicon would be willing to proceed with such a transaction as well as the desired timetable, due diligence requirements and other actions necessary to proceed with such a transaction.

     On September 17, 1998, the Company and Ethicon entered into a Confidentiality Agreement. Representatives from Ethicon presented Ethicon's proposal for a transaction involving the acquisition of all of the outstanding shares of the Company, including those held by the Stockholders, for cash. The parties discussed the general parameters pursuant to which Ethicon and the Company would be willing to proceed with the transaction, including Ethicon's desire to obtain the support of the Company's Board of Directors and senior management and, in particular, Ethicon's requirement that the Stockholders agree to support the transaction.

     Between September 18, 1998, and September 21, 1998, Ethicon forwarded proposed Term Sheets to the Company, and discussions and negotiations continued.

     Between September 23, 1998 and October 3, 1998, Ethicon conducted due diligence, and Ethicon and Philip P. Crowley, Assistant General Counsel of Parent, and the Company and its counsel at Cooley Godward

LLP ("Cooley Godward") had numerous discussions and continued negotiations with respect to the purchase price and other material items of the transaction.

     Between September 22, 1998 and October 3, 1998, drafts of definitive agreements were delivered to representatives of the Stockholders and the Company. Discussions and negotiations continued throughout this period. The parties ultimately agreed upon a price of $2.35 (per share) and other material terms of the proposed transaction and finalized the definitive agreements.

     Between September 30, 1998 and October 3, 1998, Mr. Zauberman also began discussions with Mr. Thompson and Dr. Savage with respect to their post-acquisition employment arrangements with the Surviving Corporation. Mr. Thompson and Dr. Savage, both founders of the Company, have agreed to stay with the Company for a period of six months at their respective current salaries and benefits in order to assist with the transition and integration of the Company with Ethicon. Copies of the respective employment continuation letters are filed as Exhibits 3 and 4.

     On September 30, 1998, the Company's Board of Directors met with Company senior management and representatives of Cooley Godward and WDR to review and discuss the proposed transaction and its material terms. WDR presented materials describing the proposed transaction, the process undertaken to explore strategic alternatives and the economic merits of pursuing the proposed transaction.

     On October 1, 1998, the Finance Committee of the Board of Directors of Parent approved the transaction, and the Board of Directors of Purchaser approved the transaction.

     On October 2, 1998, the Company's Board of Directors met again to consider the proposed transaction. At this meeting, WDR presented materials underlying its oral opinion and provided a written opinion that the consideration to be offered by Purchaser to the stockholders of the Company in the transaction was fair, from a financial point of view, to such stockholders. After extensive discussion, including discussion of the Company's immediate cash needs, the Company's Board of Directors approved the transaction. On October 3, 1998, the Executive Committee of the Company's Board of Directors met to discuss the final details of the transaction and approve certain incidental changes to the Merger Agreement and certain related matters.

     On October 3, 1998, the Company, Parent and the Purchaser entered into the Merger Agreement that, subject to certain conditions, contemplates an acquisition of the Company by Parent (through the Purchaser, a wholly owned subsidiary of Parent) at a cash price of $2.35 per share.

     The transaction was publicly announced before U.S. financial markets opened on October 5, 1998. A copy of the press release announcing the execution of the Merger Agreement is filed as Exhibit 5 hereto and is incorporated herein by reference.

  Recommendation.

     The Board of Directors of the Company has unanimously approved and found advisable the Merger Agreement, the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company. The Board of Directors of the Company unanimously recommends that the Company's stockholders tender their shares pursuant to the Offer. The Company will file with the Commission and mail to its stockholders its formal recommendation concerning the Offer at the same time Parent mails its tender offer materials concerning the Offer.

     ACCORDINGLY, THE COMPANY'S BOARD UNANIMOUSLY RECOMMENDS THAT COMPANY STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     A copy of a letter to the Company's stockholders communicating the Board's recommendation is filed herewith as Exhibit 6 and is incorporated herein by reference. A copy of the letter to the Company's option holders communicating the Board's recommendation is filed herewith as Exhibit 7 and is incorporated herein by reference.

  Reasons for Recommendation.

     In reaching its conclusions and the recommendations described above, the Board considered a number of factors in addition to those described, including, among other things, the following:

          (i) the financial and other terms and conditions of the Offer, the Merger, the Merger Agreement and the Stockholder Agreements, including the fact that the Offer is subject to a minimum tender and other conditions and the Board's assessment of the probability that such conditions would be satisfied;

          (ii) the recommendation of the Company's management that the Offer, the Merger and the Merger Agreement be approved;

          (iii) the fact that the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger represents a significant premium over the average trading price for the Shares during recent periods prior to October 5, 1998, the date on which Parent and Purchaser announced their intention to commence the Offer, and the potential that a price of $2.35 per share would otherwise be achieved in the near future under the circumstances;

          (iv) the premium to be received by the Company's stockholders in the Offer compared to the range of premiums paid over market price in announced mergers and acquisitions of companies in similar lines of business to the Company;

          (v) the historical and prospective business of the Company, including, among other things, (a) the Company's current financial condition and the immediate need for, and potential sources of, liquidity, (b) the Company's competitive position, (c) the Company's recent financial performance, long-term strategic plan and prospects for the future, (d) recent developments in the Company's industry segment, including increasing consolidation and the perceived need for economies of scale, and (e) the view of management with respect to the foregoing;

          (vi) a review of the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity and the probability of obtaining adequate financing on a timely basis), the range of possible values to the Company's stockholders of such alternatives and the likelihood of accomplishing those alternatives;

          (vii) the written opinion of WDR, dated October 2, 1998 (the "WDR Opinion"), that the cash consideration to be offered by Purchaser to the stockholders of the Company in the Offer is fair, from a financial point of view, to such stockholders. A copy of the WDR Opinion is filed as Exhibit 8 hereto and is incorporated herein by reference. Such opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations on the review undertaken by WDR;

          (viii) the fact that, if the Company receives a Superior Proposal, the Company could (x) approve or recommend a tender offer competing with the Offer or (y) terminate the Merger Agreement and enter into a definitive acquisition agreement with another party, in connection with the Superior Proposal, provided that failure to do so would be inconsistent with the Board's fiduciary obligations and under the circumstances described in the Merger Agreement, the Company would be required to pay Parent a termination fee of $880,000 (see "The Merger Agreement -- Termination of the Merger Agreement" in Item 3 above); subject to the limitation that, pursuant to the Stockholder Agreements, stockholders who beneficially own, in the aggregate, approximately 59.1% of the shares outstanding as of September 30, 1998 (assuming exercise of all options held by the Stockholders) have agreed to tender their Shares in the Offer or otherwise sell their Shares to Parent if the Offer is consummated;

          (ix) the fact that the Company and WDR, on behalf of the Company, had since its engagement in December 1997, not been able to arrange alternative financing or consummate a strategic alliance on a timely basis or on terms satisfactory to the Board; and

          (x) the belief of the Board that, in view of the substantial efforts by the Company and WDR since December 1997 to contact other parties about a potential transaction with the Company, it was unlikely that a party potentially interested in submitting a proposal to acquire the Company and who was financially able to do so had not been afforded the opportunity to do so.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

     THE FULL TEXT OF THE WDR OPINION IS ATTACHED AS EXHIBIT 8 HERETO. STOCKHOLDERS ARE URGED TO AND SHOULD READ SUCH OPINION IN ITS ENTIRETY. SUCH OPINION WAS PRESENTED FOR THE INFORMATION OF THE BOARD IN CONNECTION WITH ITS CONSIDERATION OF THE MERGER AGREEMENT AND IS DIRECTED ONLY TO THE FAIRNESS (FROM A FINANCIAL POINT OF VIEW) OF THE CONSIDERATION TO BE RECEIVED BY THE STOCKHOLDERS OF THE COMPANY PURSUANT TO THE OFFER. SUCH OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER SHARES IN THE OFFER.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Pursuant to the terms of an engagement letter dated December 18, 1997, the Company has retained WDR to render financial advisory services to the Company, and, in accordance with such engagement, WDR has advised the Company with respect to the Offer and certain related matters. The Company has agreed in the engagement letter to pay WDR (i) a $100,000 retainer fee, (ii) a fee of $350,000 upon the delivery of the WDR Opinion, including any updates thereof, with respect to the fairness to the Company's stockholders of a transaction involving any sale of the Company, and (iii) a minimum transaction fee of $1 million or 2% of the consideration received by the Company's stockholders, whichever is greater, less any fees paid to WDR pursuant to (i) or (ii) above if a transaction is consummated.

     The Company has also agreed to reimburse WDR for its reasonable out-of-pocket expenses and to indemnify WDR and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under federal securities laws.

     In the past, WDR and its predecessors have provided investment banking services to the Company and received customary compensation for the rendering of such services. In the ordinary course of business, WDR, its predecessors and affiliates may have traded securities of the Company for their own accounts and, accordingly, may at any time hold a long or short position in such securities.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders of the Company with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     Other than as described below, there have been no transactions in shares of the Company Common Stock which were effected during the past 60 days by the Company, or, to the best knowledge of the Company, any executive officer, director, affiliate or subsidiary of the Company.

     (a) AND (b). Pursuant to individual Stockholder Agreements, (x) Andrew M. Thompson and George M. Savage, M.D., each an officer and director of the Company and entities related to them, (y) Edward W. Unkart, an officer of the Company and an entity related to Mr. Unkart, together with Sprout Capital VII, L.P., Sprout Capital VI, L.P., DLJ Capital Corporation, U.S. Venture Partners IV, L.P., Second Ventures II, L.P. and USVP Entrepreneur Partners II, L.P. (each affiliates of the Company) and with Kresch Medical Research, L.L.C., Brinson Venture Capital Fund III, L.P. and Brinson Trust Company as Trustee of the Brinson MAP Venture Capital Fund III, who beneficially own 5,414,858 Shares in the aggregate, including Shares issuable upon the exercise of options, or approximately 59.1% of the Shares outstanding as of September 30, 1998 (assuming exercise of all options held by the Stockholders), have agreed (i) to tender all

Shares owned by the Stockholders (ii) if necessary, to vote their shares of Company Common Stock against any competing merger or business combination proposal or any other proposal that could impede the Merger, (iii) to not sell or transfer their shares of Company Common Stock to anyone other than Purchaser or its designee (other than by operation of law) and (iv) to not solicit any Takeover Proposal. In addition, such persons and entities have granted to Purchaser an irrevocable proxy to vote their shares of Company Common Stock in accordance with the foregoing. See "The Stockholder Agreements" under Item 3 above.

     To the best of the Company's knowledge, all of its directors and executive officers currently intend to tender all of their shares of Company Common Stock in the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) AND (b). As described under Item 3 above, the Company has agreed in the Merger Agreement not to engage in certain activities in connection with any proposal to engage in a business combination with, or acquire an interest in or assets of, the Company. See "The Merger Agreement -- Takeover Proposals" in Item 3 above.

     Except to the extent that failure to do so would be inconsistent with the exercise of fiduciary duties as described under Item 3 hereof, the Company does not presently intend to solicit, initiate or encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (ii) participate in any discussions or negotiations regarding any Takeover Proposal; except that the Company may furnish information or engage in discussions or negotiations with respect to a Takeover Proposal if the Board of Directors determines in good faith that failure to do so would be inconsistent with its fiduciary obligations to the Company's stockholders under applicable law and so notifies Parent. See "The Merger Agreement -- Takeover Proposals" in Item 3 above.

     Except as described herein, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     The following Exhibits are filed herewith:

    Exhibit 1: Agreement and Plan of Merger, dated as of October 3, 1998, among Johnson & Johnson, ET/FM Acquisition Corp. and FemRx,
                Inc.
    Exhibit 2: Form of Stockholder Agreements, dated as of October 3, 1998, among Johnson & Johnson, ET/FM Acquisition Corp. and each of the Stockholders.
    Exhibit 3:  Letter regarding continued employment, dated October 1,
                1998, signed by Ethicon, Inc. and Andrew M. Thompson.
    Exhibit 4:  Letter regarding continued employment, dated October 1,
                1998, signed by Ethicon, Inc. and George M. Savage, M.D.
    Exhibit 5:  Text of the Press Release issued by Johnson & Johnson and
                FemRx, Inc., issued on October 5, 1998.
    Exhibit 6:  Letter to Stockholders of FemRx, Inc., dated October 9,
                1998.*
    Exhibit 7:  Letter to Option Holders of FemRx, Inc., dated October 9,
                1998.**
    Exhibit 8:  Opinion of Warburg Dillon Read LLC, dated October 2, 1998.*

---------------
 * Included in copies of Schedule 14D-9 mailed to stockholders and option holders.
** Included in copies of Schedule 14D-9 mailed to option holders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          FEMRX, INC.

                                          /s/ ANDREW M. THOMPSON
                                          Name: Andrew M. Thompson
                                          Title: President and Chief Executive
                                          Officer

Dated: October 9, 1998

                                                                         ANNEX A

                 INFORMATION PROVIDED PURSUANT TO SECTION 14(F)
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

GENERAL

     This information is being furnished in connection with the designation by ET/FM Acquisition Corp. (the "Purchaser"), pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 3, 1998, among Johnson & Johnson ("Parent"), the Purchaser and FemRx, Inc. (the "Company"), of persons to be elected to the Board of Directors of the Company (the "Company Board") other than at a meeting of the stockholders of the Company. The Merger Agreement is more fully described under Item 3 of the Company's Schedule 14D-9 (the "Schedule 14D-9"), of which this Annex A is a part. Capitalized terms used and not defined in this Annex A have the meanings assigned to them in the Schedule 14D-9.

THE PURCHASER DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the acceptance for payment of, and payment for, any Shares by the Purchaser pursuant to the Offer, the number of directors on the Company Board shall be reduced to five and the Purchaser shall be entitled, subject to compliance with Section 14(f) of the Securities and Exchange Act of 1934 as amended, to designate three of such number of directors on the Company Board (the "Purchaser Designees"), such that the Purchaser will control a majority of such directors, and the Company and its Board of Directors shall, at such time, take all such action needed to cause the Purchaser Designees to be appointed to the Company's Board of Directors. The Merger Agreement also provides that, subject to applicable law, the Company shall take all action requested by Parent necessary to effect any such election, including mailing to its stockholders this Information Statement, and the Company has agreed to make such mailing with the mailing of the Schedule 14D-9 (provided that the Purchaser shall have provided to the Company on a timely basis all information required to be included in the Information Statement with respect to the Purchaser Designees).

     It is expected that on the date that the Purchaser accepts for payment and purchases Shares under the Offer, the Company will promptly take such other action as necessary to enable the Purchaser Designees to be elected to the Company Board.

     Set forth in the table below are the name, age, and principal occupation and business experience of each of the persons who may be designated by the Purchaser as the Purchaser Designees. Unless otherwise indicated, the business address for each individual listed below is One Johnson & Johnson Plaza, New Brunswick, NJ 08933. Each of the individuals listed below is a citizen of the United States except for James J. Bergin, who is a citizen of Australia.

NAME OF PURCHASER DESIGNEE  AGE          PRINCIPAL OCCUPATION DURING THE PAST FIVE YEARS
--------------------------  ---          -----------------------------------------------
James J. Bergin..........   35     Vice President and Assistant Secretary of the Purchaser
                                   since October of 1998. General Attorney of Parent since
                                   November of 1997. Associate of Donovan Leisure Newton &
                                   Irvine from August of 1992 until October of 1997.
Philip P. Crowley........   49     Director, Vice President and Secretary of the Purchaser
                                   since October of 1998. Assistant General Counsel and
                                   Assistant Secretary of Parent since June of 1992.

NAME OF PURCHASER DESIGNEE  AGE          PRINCIPAL OCCUPATION DURING THE PAST FIVE YEARS
--------------------------  ---          -----------------------------------------------
Clifford E. Holland......   44     Director and President of the Purchaser since October of
                                   1998. President of Ethicon since October of 1998. Group
                                   Vice President and General Manager of Ethicon from November of 1997 until October of 1998. Executive Vice President of
                                   Sales and Marketing of Johnson & Johnson Health Care
                                   Systems Inc. from January of 1995 until November of 1997.
                                   Vice President of Sales and Marketing of Ethicon from June of 1994 until January of 1995. Vice President of Sales of
                                   Ethicon from February of 1992 until June of 1994.
Howard I. Zauberman......   45     Director, Vice President and Treasurer of the Purchaser
                                   since October of 1998. Vice President of Growth
                                   Technologies and New Business Development of Ethicon since
                                   September of 1997. Director of Business Development of
                                   Pfizer, Inc. from October of 1992 until September of 1997.

     Any other officer of Parent or the Purchaser listed in Schedule I to the Offer to Purchase dated October 9, 1998, filed as an exhibit to the Tender Offer Statement on Schedule 14D-1 of Parent and the Purchaser may also be designated by the Purchaser as a Purchaser Designee. The information with respect to the Purchaser Designees has been supplied by the Purchaser for inclusion herein.

CERTAIN INFORMATION CONCERNING THE COMPANY

     As of September 30, 1998, there were approximately 8,933,547 Shares outstanding and approximately 10,424,722 Shares outstanding on a fully diluted basis. Each Share that is outstanding as of the close of business on any applicable record date for any matter to be acted upon by stockholders is entitled to one vote on such matter; except that, if certain provisions of California law are applicable to the Company, stockholders may have cumulative voting rights in the election of directors of the Company. Cumulative voting means that, for each share held, a stockholder is entitled to that number of votes equal to the number of directors to be elected. The Company Board consists of seven members.

THE CURRENT MEMBERS OF THE COMPANY BOARD AND EXECUTIVE OFFICERS OF THE COMPANY

     To the extent that the Company Board will consist of persons who are not among the Purchaser Designees, the Company Board is expected to consist of persons who are currently directors of the Company who have not resigned.

     Set forth below are the name, age, principal occupation and business experience of each director, including the period during which each has served as a director of the Company.


KATHLEEN D. LAPORTE                            Director since 1995
Chairman of the Board                          Age 37
General Partner, Sprout Group

Ms. LaPorte has served the Company as a director since April 1995 and is currently the Chairman of the Board of Directors. From January 1993 to the present, Ms. LaPorte has been affiliated with the Sprout Group, the venture capital affiliate of Donaldson, Lufkin & Jenrette Inc., and has served as a General Partner since December 1993. From August 1987 to January 1993, Ms. LaPorte was a principal at Asset Management Company, a venture capital firm focused on early stage health care and technology investments. Ms. LaPorte currently serves on the Board of Directors of Gentle Dental Service Corporation, Keravision, Inc. and Lynx Therapeutics, Inc. She holds a B.S. in Biology from Yale University and an M.B.A. from Stanford University.


ANDREW M. THOMPSON                             Director since 1994
President, Chief Executive Officer             Age 35

Mr. Thompson has served as President, Chief Executive Officer and a director of the Company since its incorporation in November 1994. From May 1994 to November 1994, Mr. Thompson consulted in the medical device industry as a partner of Savage-Thompson Management. From May 1991 to November 1994, he served as Vice President, Finance of Medtronic CardioRhythm, a medical device company focused on catheter ablation systems for electrophysiology, which he co-founded in May 1991 and which was acquired by Medtronic, Inc. in May 1992. From June 1989 to May 1991, he consulted full-time in the medical industry as a partner of Savage-Thompson Management. He received an M.A. in Production Engineering from Corpus Christi College, Cambridge, an M.A. in Education and an M.B.A. from Stanford University.


GEORGE M. SAVAGE, M.D.                         Director since 1994
Senior Vice President, Research and
  Development                                  Age 38

Dr. Savage has served as Senior Vice President, Research and Development and a director of the Company since its incorporation in November 1994. From May 1994 to November 1994, Dr. Savage consulted in the medical device industry as a partner of Savage-Thompson Management. From May 1991 to November 1994, he served as Vice President, Clinical and Regulatory Affairs of Medtronic CardioRhythm, a medical device company focused on catheter ablation systems for electrophysiology, which he co-founded in May 1991 and which was acquired by Medtronic, Inc. in May 1992. From May 1991 to May 1992, Dr. Savage also served CardioRhythm as a director. From June 1989 to May 1991, he consulted full-time in the medical industry as a partner of Savage-Thompson Management. Dr. Savage received a B.S. in Biomedical Engineering from Boston University, an M.D. from Tufts University and an M.B.A. from Stanford University.


PETER C. FARRELL                               Director since 1998
President and Chief Executive Officer, ResMed
  Inc.                                         Age 56

Mr. Farrell has served the Company as a director since August 1998. From June 1989 to the present, Dr. Farrell has served as President of ResMed Inc., a holding company ("ResMed"), and from July 1990 to the present, he has served as Chief Executive Officer of ResMed. From July 1984 to June 1989, Dr. Farrell served as Vice President, Research and Development at various subsidiaries of Baxter International, Inc., a healthcare company ("Baxter"), and from August 1985 to June 1989, he also served as Managing Director of the Center for Medical Research Pty Ltd., a subsidiary of Baxter. From January 1978 to December 1989, Dr. Farrell was Foundation Director of the Center for Biomedical Engineering at the University of New South Wales where he currently serves as a Visiting Professor. Dr. Farrell received a B.E. in Chemical Engineering from the University of Sydney, Australia, and S.M. in Chemical Engineering from the Massachusetts Institute of Technology, a Ph.D. in Chemical Engineering and Bioengineering from the University of Washington, Seattle and a D.Sc. from the University of New South Wales, Australia.


JAMES W. MCLANE                                Director since 1996
President and Chief Operating Officer,         Age 59
NovaCare, Inc.

Mr. McLane has served the Company as a director since November 1996. From May 1997 to the present, Mr. McLane has served as President and Chief Operating Officer of NovaCare, Inc., a provider of healthcare services. From February 1991 to June 1996, Mr. McLane served as Executive Vice President of Aetna Life & Casualty Company and Chief Executive Officer of Aetna Health Plans. Prior to that, he was a Senior Vice President and Division Executive of Citicorp, Inc. Mr. McLane currently serves on the Board of Directors of Aliginis Inc. He holds a B.A. in History from Yale University and an M.B.A. from Harvard Business School.


GAIL GAUMER SCHULZE                            Director since 1995
Senior Executive Vice President, Centeon,
  L.L.C                                        Age 46

Ms. Schulze has served the Company as a director since October 1995. From July 1997 to the present, Ms. Schulze has been Senior Executive Vice President of Centeon, L.L.C., a manufacturer of blood products. From 1996 to July 1997, Ms. Schulze was Corporate Vice President of Cost Management Service and Strategy for Allegiance Healthcare Corporation. From 1980 to 1996, Ms. Schulze held numerous marketing, product development and general management positions with Baxter Healthcare Corporation including President, Renal Europe, from 1991 to 1994. Ms. Gaumer received a B.S. in Psychobiology from the

University of California, Santa Cruz, a N.I.H. Fellowship in Neurophysiology at the University of Wisconsin and an M.B.A. from Stanford University.


PHILIP M. YOUNG                                Director since 1995
General Partner, U.S. Venture Partners         Age 58

Mr. Young has served the Company as a director since April 1995. From April 1990 to the present, Mr. Young has served as a General Partner of U.S. Venture Partners, a venture capital firm. Mr. Young currently serves on the Boards of Directors of CardioThoracic Systems, Inc., The Immune Response Corporation, Penederm Inc., Vical Inc., 3Dfx Interactive Inc. and Zoran Corporation. He received a B.M.E. from Cornell University, an M.S. from George Washington University, and an M.B.A. from Harvard University where he was a Baker Scholar.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the ownership of the Company's Common Stock as of September 30, 1998 by: (i) each director;
(ii) each executive officer employed by the Company in that capacity on September 30, 1998; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its Common Stock.

                                                         BENEFICIAL OWNERSHIP(1)
                                                         -----------------------
                                                         NUMBER OF    PERCENT OF
                   BENEFICIAL OWNER                       SHARES        TOTAL
                   ----------------                      ---------    ----------
Sprout Group(2)........................................  2,229,659      24.84%
3000 Sand Hill Road
Building 3, Suite 170
Menlo Park, CA 94025
U.S. Venture Partners(3)...............................  1,093,748      12.24%
2180 Sand Hill Road, Suite 300
Menlo Park, CA 94025
Arnold J. Kresch, M.D.(4)..............................    517,638       5.79%
George M. Savage, M.D.(5)..............................    504,794       5.63%
Andrew M. Thompson(6)..................................    494,794       5.52%
Gail Gaumer Schulze(7).................................     37,603          *
Kathleen D. LaPorte(8).................................  2,229,659      24.84%
Peter C. Farrell(9)....................................      1,250          *
James W. McLane(10)....................................     29,000          *
Philip M. Young(11)....................................  1,131,351      12.61%
Jeffrey J. Christian(12)...............................    209,846       2.34%
Edward W. Unkart(13)...................................    127,605       1.42%
Marshall Tsuruda(14)...................................     76,694          *
John C. Kraczkowsky(15)................................     51,927          *
Lori Jennings(16)......................................     26,873          *
All executive officers and directors as a group (12
  persons)(17).........................................  4,917,096      52.69%

---------------
  *  Less than one percent.

 (1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission (the "Commission"). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 8,933,547 shares outstanding on September 30, 1998, adjusted as required by rules promulgated by the Commission.

 (2) Represents 1,359,618 shares held by Sprout Capital VII, L.P. ("SVII"), 714,700 shares held by Sprout Capital VI, L.P. ("SVI") and 113,181 shares held by DLJ Capital Corporation ("DLJ"). Also includes 42,160 shares issuable pursuant to options exercisable within 60 days of September 30, 1998 by DLJ. DLJ is the Managing General Partner of both SVI and SVII. Ms. LaPorte, a director of the Company, is a general partner of DLJ Associates VI, L.P. and DLJ Associates VII, L.P., the general partners of SVI and SVII, respectively. Ms. LaPorte disclaims beneficial ownership of the shares held by such entities, except to the extent of her pecuniary interest therein. Ms. LaPorte may be deemed to exercise voting and investment power over the shares held by affiliates of Sprout Group.

 (3) Represents 946,093 shares held by U.S. Venture Partners IV, L.P. ("USVP IV"), 114,843 shares held by Second Ventures II, L.P. ("SVLP II") and 32,812 shares held by USVP Entrepreneur Partners II, L.P. ("USVEP II"). Mr. Young, a director of the Company, is a general partner of Presidio Management Group IV, L.P., the general partner of each of USVP IV, SVLP II and USVEP II. Mr. Young disclaims beneficial ownership of the shares held by such entities, except to the extent of his pecuniary interest therein. Mr. Young may be deemed to exercise voting and investment power over the shares held by affiliates of U.S. Venture Partners.

 (4) Includes 451,626 shares held by Kresch Medical Research, LLC. Also includes 9,375 shares issuable pursuant to options exercisable within 60 days of September 30, 1998 by Dr. Kresch. Dr. Kresch is an owner and the sole manager of Kresch Medical Research, LLC and may be deemed to exercise voting and investment power over the shares held by such entity.

 (5) Represents 458,128 shares held by The George and Nancy Savage Living Trust, of which Dr. Savage and his wife are trustees, and 10,000 shares held by Savage-Thompson Management, of which Dr. Savage is a partner. Also includes 36,666 shares issuable pursuant to options exercisable within 60 days of September 30, 1998.

 (6) Represents 448,128 shares held by The Thompson Family Trust, of which Mr. Thompson and his wife are trustees, and 10,000 shares held by Savage-Thompson Management, of which Mr. Thompson is a partner. Also includes 36,666 shares issuable pursuant to options exercisable within 60 days of September 30, 1998.

 (7) Represents 37,603 shares issuable pursuant to options exercisable within 60 days of September 30, 1998.

 (8) Includes 2,187,499 shares held by entities affiliated with Sprout Group. Also includes 42,160 shares issuable pursuant to options exercisable within 60 days of September 30, 1998 to DLJ. Ms. LaPorte, a director of the Company, disclaims beneficial ownership of the shares held by such entities, except to the extent of her pecuniary interest therein.

 (9) Represents 1,250 shares issuable pursuant to options exercisable within 60 days of September 30, 1998.

(10) Includes 20,000 shares issuable pursuant to options exercisable within 60 days of September 30, 1998.

(11) Includes 1,093,748 shares held by entities affiliated with U.S. Venture Partners. Mr. Young, a director of the Company, disclaims beneficial ownership of the shares held by such entities, except to the extent of his pecuniary interest therein. Also includes 37,603 shares issuable pursuant to options exercisable within 60 days of September 30, 1998.

(12) Includes 1,721 shares held by Mr. Christian's son. Also includes 39,375 shares issuable pursuant to options exercisable within 60 days of September 30, 1998.

(13) Includes 78,125 shares held by Takei Unkart Family Trust, of which Mr. Unkart and his wife are trustees. Also includes 34,375 shares issuable pursuant to options exercisable within 60 days of September 30, 1998.

(14) Includes 54,791 shares issuable pursuant to options exercisable within 60 days of September 30, 1998.

(15) Includes 26,875 shares issuable pursuant to options exercisable within 60 days of September 30, 1998.

(16) Represents 26,873 shares issuable pursuant to options exercisable within 60 days of September 30, 1998.

(17) Includes 397,987 shares issuable pursuant to options exercisable within 60 days of September 30, 1998 by the executive officers and directors as a group.

EXECUTIVE COMPENSATION

     The following table shows for the fiscal years ended December 31, 1997, 1996, 1995, compensation awarded or paid to, or earned by, the Company's Chief Executive Officer and its other four most highly compensated executive officers at December 31, 1997 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                       ANNUAL COMPENSATION
                                                               -----------------------------------
                                                                                        SECURITIES
                                                                                        UNDERLYING
            NAME AND PRINCIPAL POSITION              YEAR      SALARY($)    BONUS($)    OPTIONS(1)
            ---------------------------              ----      ---------    --------    ----------
Andrew M. Thompson.................................  1997       172,464          --       80,000
President and Chief Executive Officer                1996       150,000      16,500           --
                                                     1995       106,714      25,000           --
George M. Savage, M.D..............................  1997       172,486          --       80,000
Senior Vice President, Research and Development      1996       150,000      16,500           --
                                                     1995       106,714      25,000           --
Edward W. Unkart...................................  1997       144,357          --       75,000
Vice President, Finance and Administration,          1996       125,008      11,563           --
Chief Financial Officer and Assistant Secretary      1995(2)         --          --           --
Jeffrey J. Christian...............................  1997       155,458          --       75,000
Vice President, Engineering                          1996       142,789      17,325           --
                                                     1995(2)         --          --        5,000
Marshall Tsuruda...................................  1997       124,041          --      110,000
Vice President, Operations                           1996(3)         --          --       50,000
                                                     1995            --          --           --

---------------
(1) Repriced options treated as new grants.

(2) Messrs. Unkart and Christian were employed by the Company for less than a full year during the fiscal year ended December 31, 1995 and for that reason, earned less than $100,000 in compensation from the Company.

(3) Mr. Tsuruda was employed by the Company for less than a full year during the fiscal year ended December 31, 1996 and for that reason, earned less than $100,000 in compensation from the Company.

STOCK OPTION GRANTS AND EXERCISES

     The Company grants options to its executive officers under its 1995 Stock Option Plan (the "1995 Plan"). The 1995 Plan was adopted by the Board of Directors in April 1995 and has been amended three times, most recently in March 1997, subject to stockholder approval received in May, 1997. Pursuant to the 1995 Plan, the Company may grant incentive and nonstatutory stock options to key employees, directors of or consultants or advisors to the Company. A total of 1,955,625 shares of Common Stock is authorized for issuance under the 1995 Plan.

     At September 30, 1998, options covering an aggregate of 157,897 shares of Company Common Stock had been exercised under the 1995 Plan, 1,306,174 shares were outstanding, and 491,554 shares (plus any shares that might in the future be returned to the plan as a result of cancellations or expiration of options) remained available for future grant under the 1995 Plan. During the year ended December 31, 1997, under the 1995 Plan, the Company granted to all current executive officers as a group, options to purchase 495,000 shares at exercise prices ranging from $2.5625 to $3.125 per share and to all employees and consultants (excluding current executive officers) as a group, options to purchase 829,000 shares at exercise prices ranging from $2.00 to $4.125 per share.

     The 1995 Plan is administered by the Board of Directors and the Compensation Committee. No vesting is required under the 1995 Plan, although it may be imposed by the Board of Directors. The maximum term of a stock option under the 1995 Plan is 10 years, but if the optionee at the time of grant has voting power over more than 10% of the Company's outstanding capital stock, the maximum term of an incentive stock option is five years. The exercise price of stock options granted under the 1995 Plan is determined by the Board of Directors. Options granted under the 1995 Plan are generally non-transferable. The exercise price may be paid in cash or any other form of consideration that may be acceptable to the Board of Directors.

     Options generally terminate three months after termination of the optionee's employment or relationship as a consultant or director unless such termination is caused by the permanent disability or death of the optionee. The 1995 Plan may be amended at any time by the Board of Directors, although certain amendments would require stockholder approval. The 1995 Plan will terminate in April 2005, unless earlier terminated by the Board of Directors. Pursuant to the Merger Agreement, the 1995 Plan will be terminated as of (and contingent upon) the consummation of the Offer.

     In connection with the Offer, options outstanding under the 1995 Plan will become fully vested as of a date five business days prior to the earliest date upon which Purchaser can purchase any Company Common Stock pursuant to the Offer (and contingent upon such purchase) and, upon consummation of the Offer, each option granted under the 1995 Plan that is outstanding immediately prior to the consummation of the Offer shall be cancelled concurrently with (and contingent upon) the consummation of the Offer if not exercised prior to such consummation.

     The following tables show for the fiscal year ended December 31, 1997, certain information regarding options granted to, exercised by, and held at year-end by the Named Executive Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                           POTENTIAL REALIZABLE
                                     INDIVIDUAL GRANTS(4)                                    VALUE AT ASSUMED
                                  ---------------------------                                 ANNUAL RATES OF
                                  NUMBER OF      % OF TOTAL                                     STOCK PRICE
                                  SECURITIES      OPTIONS                                    APPRECIATION FOR
                                  UNDERLYING     GRANTED TO     EXERCISE OR                  OPTION TERM($)(3)
                                    OPTION      EMPLOYEES IN    BASE PRICE    EXPIRATION   ---------------------
              NAME                GRANTED(#)   FISCAL YEAR(1)    ($/SH)(2)       DATE        5%($)      10%($)
              ----                ----------   --------------   -----------   ----------   ---------   ---------
Andrew M. Thompson..............    80,000          6.04%         $2.9375      03/02/07     147,790     374,530
George M. Savage, M.D...........    80,000          6.04%         $2.9375      03/02/07     147,790     374,530
Edward W. Unkart................    75,000          5.66%         $2.9375      03/02/07     138,553     351,122
Jeffrey J. Christian............    75,000          5.66%         $2.9375      03/02/07     138,553     351,122
Marshall Tsuruda................    60,000          4.53%         $2.9375      03/02/07     110,843     280,897
                                    50,000(5)       3.78%         $2.5675      03/26/06      75,487     196,093

---------------
(1) Based on an aggregate of 1,324,000 options, including 384,750 repriced options, granted to employees and directors of the Company in fiscal 1997, including the Named Executive Officers set forth in the "Summary Compensation Table" above and directors.

(2) The exercise price is equal to the closing price as reported on the Nasdaq National Market on the last market trading day preceding the date of grant.

(3) The potential realizable value is calculated based on the term of the option at the time of grant (ten years or nine years in the case of options repriced on March 11, 1997). Stock price appreciation of five percent and ten percent is assumed pursuant to rules promulgated by the Commission and does not represent the Company's prediction of its stock price performance. The potential realizable value at 5% and 10% appreciation is calculated by assuming that the exercise price appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

(4) Each of the options listed in the table was granted under the 1995 Plan and was immediately exercisable. The shares purchasable thereunder are subject to repurchase by the Company at the original exercise price paid per share upon the optionee's cessation of service prior to vesting in such shares. The repurchase right lapses and the optionee vests in the shares subject to, or issued upon exercise of, the options as to 1/8th of the shares on the sixth month anniversary of the date of grant and in monthly installments thereafter for 42 months.

(5) Option repriced on March 11, 1997.

 AGGREGATED OPTION EXERCISES IN FISCAL 1997, AND FISCAL YEAR-END OPTION VALUES

                                                                  NUMBER OF SECURITIES    VALUE OF UNEXERCISED
                                                                 UNDERLYING UNEXERCISED       IN-THE-MONEY
                                          SHARES                       OPTIONS AT              OPTIONS AT
                                         ACQUIRED      VALUE      DECEMBER 31, 1997(#)    DECEMBER 31, 1997($)
                                        ON EXERCISE   REALIZED        EXERCISABLE/            EXERCISABLE/
                 NAME                       (#)         ($)          UNEXERCISABLE          UNEXERCISABLE(1)
                 ----                   -----------   --------   ----------------------   --------------------
Andrew M. Thompson....................      --          --           18,333/61,667             $    0/$0
George M. Savage, M.D.................      --          --           18,333/61,667             $    0/$0
Edward W. Unkart......................      --          --           17,187/57,813             $    0/$0
Jeffrey J. Christian..................      --          --           22,187/57,813             $9,453/$0
Marshall Tsuruda......................      --          --           34,583/75,417             $    0/$0

---------------
(1) Based on the closing price as reported on the Nasdaq National Market as of December 31, 1997 ($2.5625), minus the exercise price, multiplied by the number of shares underlying the option.

EMPLOYEE STOCK PURCHASE PLAN

     In January 1996, the Company adopted the Employee Stock Purchase Plan (the "Purchase Plan") covering an aggregate of 150,000 shares of Common Stock and amended the Purchase Plan in March 1998, subject to stockholder approval, increasing the authorized number of shares to 350,000 shares. To date, the amendment has not been submitted to the stockholders for approval. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under the Purchase Plan, the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. The offering period for any offering will be no more than 27 months.

     Employees are generally not eligible to participate unless they are employed by the Company or an affiliate of the Company for at least 20 hours per week and are employed by the Company or a subsidiary of the Company designated by the Board for at least five months per calendar year. Employees who participate in an offering can have up to 15% of their earnings withheld and applied to the purchase of the Company Common Stock on specified dates determined by the Board of Directors. The price of Company Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of Company Common Stock on the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company.

     The Purchase Plan will terminate at the Board's discretion. In connection with the Offer, as of the date of the consummation of the Offer (and contingent thereon), the Purchase Plan will terminate. All funds deposited with the Company in connection with the Purchase Plan will be returned to the respective participant, without interest, as soon as practicable after the consummation of the Offer.

401(k) PLAN

     In December 1995, the Company adopted an employee savings plan (the "401(k) Plan") covering the Company's employees who have not elected out of 401(k) Plan participation. Pursuant to the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the lesser of 20% of their annual compensation or the statutorily prescribed annual limit ($9,500 in 1997) and have the amount of such reduction contributed to the 401(k) Plan. In addition, eligible employees may make rollover contributions to the 401(k) Plan from a tax-qualified retirement plan. The 401(k) Plan is intended to qualify under
Section 401 of the Code so that contributions by employees or by the Company to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the 401(k) Plan employee salary deferrals in selected investment options.

COMPENSATION OF DIRECTORS

     Directors do not currently receive any cash compensation from the Company for their service as members of the Board of Directors, although they are eligible for reimbursement for their expenses incurred in connection with attendance at Board and Committee meetings in accordance with Company policy.

     Each non-employee director of the Company also receives stock option grants under the 1996 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). Only non-employee directors of the Company are eligible to receive options under the Directors' Plan. Options granted under the Directors' Plan are intended by the Company not to qualify as incentive stock options under the Internal Revenue Code of 1986, as amended.

     Option grants under the Directors' Plan are non-discretionary. Pursuant to the terms of the Directors' Plan, each non-employee director who was serving on the date of the Company's IPO was granted on such date an option to purchase 20,000 shares of Company Common Stock. In addition, each non-employee director subsequently elected to the Board will automatically be granted on the date of his or her election to the Board an option to purchase 20,000 shares of Common Stock (the "Initial Grant"). On the one year anniversary date of the Company's IPO, or the anniversary date of a non-employee directors' election to the Board, if such non-employee director was not serving in such capacity as of the date of the Company's IPO, and each one-year anniversary thereafter, each member of the Company's Board of Directors who is not an employee of the Company and has served as a non-employee director for at least the full six month period prior, is automatically granted an option to purchase 5,000 shares of Company Common Stock (the "Annual Grant"). No other options may be granted at any time under the Directors' Plan. The exercise price of options granted under the Directors' Plan is 100% of the fair market value of the Common Stock subject to the option on the date of the option grant. The Initial Grant under the Directors' Plan will generally vest at the rate of 1/48 of the shares monthly. Annual Grants under the Directors' Plan will vest entirely on, but not before, the first annual anniversary of the Annual Grant. The term of options granted under the Directors' Plan is ten years. In the event of a merger, dissolution, consolidation, certain reverse mergers or certain acquisitions, options outstanding under the Directors' Plan will automatically become fully vested and will terminate if not exercised prior to the consummation of the transaction.

     In connection with the Offer, options outstanding under the Directors' Plan will become fully vested as of a date five business days prior to the earliest date upon which Purchaser can purchase any Company Common Stock pursuant to the Offer (and contingent upon such purchase) and, upon consummation of the Offer, each option granted under the Directors' Plan that is outstanding immediately prior to the consummation of the Offer shall be cancelled concurrently with (and contingent upon) the consummation of the Offer if not exercised prior to such consummation.

     At September 30, 1998, there were 200,000 shares of Company Common Stock authorized for issuance under the Directors' Plan. During the last fiscal year, the Company granted options covering an aggregate of 25,000 shares to the non-employee directors of the Company, at exercise prices ranging from $2.6875 to $3.00 per share. The fair market value of such Common Stock on the date of grants was $2.6875 and $3.00 per share (based on the closing price as reported on the Nasdaq National Market for the day preceding the date of grant). As of September 30, 1998, no options had been exercised under the Directors' Plan.

         REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS
                          ON EXECUTIVE COMPENSATION(1)

     The Compensation Committee of the Board of Directors (the "Compensation Committee") is composed of Messrs. McLane and Young, none of whom is currently an officer or employee of the Company. The Compensation Committee is responsible for establishing the Company's compensation programs for all employees, including executives. For executive officers, the Compensation Committee evaluates performance and determines compensation policies and levels.

  COMPENSATION PHILOSOPHY

     The goals of the compensation program are to align compensation with business objectives and performance and to enable the Company to attract, retain and reward executive officers and other key employees who contribute to the long-term success of the Company and to motivate them to enhance long-term stockholder value. Key elements of this philosophy are:

     The Company pays competitively with leading medical device companies with which the Company competes for talent. To ensure that pay is competitive, the Company regularly compares its pay practices with these companies and sets its pay parameters based on this review.

     The Company maintains the FemRx Annual Bonus Plan to provide motivation to achieve specific operating goals and to generate rewards that bring total compensation to competitive levels.

     The Company provides significant equity-based incentives for executives and other key employees to ensure that they are motivated over the long-term to respond to the Company's business challenges and opportunities as owners and not just as employees.

  BASE SALARY

     The Compensation Committee annually reviews each executive officer's base salary. When reviewing base salaries, the Compensation Committee considers individual and corporate performance, levels of responsibility, prior experience, breadth of knowledge and competitive pay practices.

  ANNUAL INCENTIVE

     The FemRx Annual Bonus Plan, an annual incentive award plan, is the variable pay program for officers and other senior managers of the Company to earn additional annual compensation. The actual incentive award earned depends on the extent to which the Company and individual performance objectives are achieved. At the start of each year, the Compensation Committee and the full Board of Directors review and approve the annual performance objectives for the Company and individual officers. The Company's objectives consist of operating, strategic and financial goals that are considered to be critical to the Company's fundamental long-term goal building stockholder value.

     After the end of the year, the Compensation Committee evaluates the degree to which the Company has met its goals and establishes a total incentive award pool under the FemRx Annual Bonus Plan. Individual awards are determined by evaluating each participant's performance against objectives and allocating a portion of the award pool based on the participant's contributions during the year. Awards are paid in cash and distributions are made in the February following the performance year.

  LONG-TERM INCENTIVES

     The Company's long-term incentive program consists of the 1995 Plan and the Purchase Plan. The option program utilizes vesting periods (generally four years) to encourage key employees to continue in the employ of the Company. Through option grants, executives receive significant equity incentives to build long-term stockholder value. Grants are made at 100% of fair market value on the date of grant. Executives receive value from these grants only if the Company Common Stock appreciates over the long-term. The size of option grants is determined based on competitive practices at leading companies in the medical device industry and the Company's philosophy of significantly linking executive compensation with stockholder interests. In March 1997, the Board granted options to purchase an aggregate of 370,000 shares of Company Common Stock to the Named Executive Officers at an exercise price of $2.9375, the fair market value of the Common Stock on the date of grant.

     The Company established the Purchase Plan both to encourage employees to continue in the employ of the Company and to motivate employees through ownership interest in the Company. Under the Purchase Plan, employees, including officers, may have up to 15% of their earnings withheld for purchases of Common Stock on certain dates specified by the Board. The price of Common Stock purchased will not be less than the lesser of an amount equal to 85% of the lower of the fair market value of the Common Stock on the commencement date of the offering or the relevant purchase date.

  CORPORATE PERFORMANCE AND CHIEF EXECUTIVE OFFICER COMPENSATION

     Mr. Thompson's base salary during 1997 as President and Chief Executive Officer was $175,000. Following the Compensation Committee's review of compensation paid by leading medical device companies, the Compensation Committee set Mr. Thompson's base annual salary through 1998 at $175,000. This amount, in addition to the annual incentive provided by the FemRx Annual Bonus Plan, was estimated to provide an annual cash compensation level at the average as compared to a selected group of leading medical device companies. In setting this amount, the Compensation Committee took into account (i) its belief that Mr. Thompson is one of the CEOs of leading medical device companies who has significant and broad-based experience in the medical device industry, (ii) the scope of Mr. Thompson's responsibility, and (iii) the Board's confidence in Mr. Thompson to lead the Company's continued development.

  FEDERAL TAX CONSIDERATION

     Section 162(m) of the Code limits the Company to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain Named Executive Officers in a taxable year. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of the Code.

     The 500,000 shares per person limitation in the 1995 Plan is intended to comply with the provisions of Section 162(m) of the Code. The Compensation Committee intends to continue to evaluate the effects of the statute and the Treasury regulations and to comply with Code Section 162(m) in the future to the extent consistent with the best interests of the Company.

  OPTION REPRICING INFORMATION

     On March 3, 1997, the Compensation Committee approved an offer to employees of the Company to reprice outstanding options granted between January 30, 1996 and December 17, 1996 (the "Repricing Program"). Under the Repricing Program, as of March 11, 1997, 384,750 options were converted into repriced options with an exercise price of $2.5625 (based on the closing price as reported on the Nasdaq National Market on the last market trading day preceding the day of grant). As consideration for the grant of repriced options, optionees were prohibited from exercising the repriced options for a period of six months after the date such repriced options were granted.

     The following table sets forth, as to all executive officers of the Company, certain information concerning the repricing of all such officers' options since the Company's inception.

                        OPTION REPRICING SINCE INCEPTION

                                         NUMBER OF                                                 LENGTH OF
                                         SECURITIES                      EXERCISE               ORIGINAL OPTION
                                         UNDERLYING   MARKET PRICE OF    PRICE AT      NEW      TERM REMAINING
                                          OPTIONS     STOCK AT TIME OF    TIME OF    EXERCISE     AT DATE OF
            NAME                DATE      REPRICED       REPRICING       REPRICING    PRICE        REPRICING
            ----              --------   ----------   ----------------   ---------   --------   ---------------
Marshall Tsuruda............  03/11/97     50,000         $2.5625         $9.000     $2.5625        9 years
Lori Jennings...............  03/11/97     20,000         $2.5625         $9.375     $2.5625        9 years
John Kraczkowski............  03/11/97     30,000         $2.5625         $9.500     $2.5625        9 years

                                   CONCLUSION

     Through the plans described above, a significant portion of the Company's compensation program and Mr. Thompson's compensation are contingent on Company performance, and realization of benefits is closely linked to increases in long-term stockholder value. The Company remains committed to this philosophy of pay for performance, recognizing that the competitive market for talented executives and the volatility of the Company's business may result in highly variable compensation for a particular time period.

                           COMPENSATION COMMITTEE(1)

                                James W. McLane
                                Philip M. Young
---------------
(1) The Committee's objective is to set executive compensation at the market average when compared to leading companies in the medical device industry. The primary components of executive compensation are base salary, annual incentives and long-term equity incentives.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     As stated above, the Compensation Committee consists of Messrs. McLane and Young. The Compensation Committee makes recommendations concerning salaries and incentive compensation, awards stock options to employees and consultants under the Company's stock option plans and otherwise determines compensation levels and performs such other functions regarding compensation as the Board may delegate.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company has entered into indemnity agreements with Kathleen D. LaPorte, Andrew M. Thompson, George M. Savage, Gail Gaumer Schulze, Philip M. Young, Edward W. Unkart and Jeffrey J. Christian. The indemnity agreements provide that the Company will indemnify against any and all expenses the director, executive officer or other agent, who incurred such expenses because of his or her status as a director, executive officer or other agent, to the fullest extent permitted by the Company's Bylaws and Delaware law.

     The Company's Certificate of Incorporation and Bylaws contain certain provisions relating to the limitation of liability and indemnification of directors and officers. The Company's Certificate of Incorporation provides that directors of the Company may not be held personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends, distributions and repurchase or redemptions of stock, or (iv) for any transaction from which the director derives an improper benefit. However, such limitation does not limit the availability of non-monetary relief in any action or proceeding against a director. In addition, the

Company's Certificate of Incorporation and Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent authorized by Delaware law and may also secure insurance on behalf of any director, officer, employee or agent against any expense liability or loss arising out of his or her actions in such capacity.

     The Merger Agreement provides that through the sixth anniversary of the Effective Time, Parent shall maintain in effect for the benefit of current or former directors and officers of the Company, the current level and scope of directors' and officers' liability insurance policies; provided, however, that in no event shall Parent be required to expend an aggregate amount in excess of $150,000 for such insurance. Parent also agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the time of the consummation of the Offer (including with respect to the transactions contemplated by the Merger Agreement) existing as of October 3, 1998 or at the time of the consummation of the Offer in favor of the then current or former directors or officers of the Company as provided in its Certificate of Incorporation, its Bylaws and indemnity agreements shall be assumed and performed by the Surviving Corporation in the Merger and shall survive the Merger and shall continue in full force and effect without amendment, modification or repeal in accordance with their terms. Such obligations will also be transferred to certain successors in the event of certain corporate reorganizations, each as described in the Merger Agreement.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a)of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 1997, all
Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with.

PERFORMANCE MEASUREMENT COMPARISON

     The following chart shows the total stockholder return of an investment of $100 in cash on March 27, 1996 for (i) the Company's Common Stock, (ii) the Nasdaq Stock Market (U.S.) Index and (iii) the Standard & Poor's Health Care (Medical Products and Supplies) Index. All values assume reinvestment of the full amount of all dividends and are calculated as of the end of each month:

              COMPARISON OF CUMULATIVE TOTAL RETURN ON INVESTMENT

                                                                             S&P HEALTH CARE
                                                          NASDAQ STOCK      (MEDICAL PRODUCTS
                                       FEMRX, INC.         MARKET - US        AND SUPPLIES)
3/27/96                                    100                 100                 100
3/96                                       108                 100                  99
6/96                                       120                 109                  98
9/96                                        92                 112                 109
12/96                                       50                 118                 110
3/97                                        30                 112                 109
6/97                                        42                 132                 130
9/97                                        29                 154                 135
12/97                                       28                 145                 137

                                 EXHIBIT INDEX

    Exhibit 1: Agreement and Plan of Merger, dated as of October 3, 1998, among Johnson & Johnson, ET/FM Acquisition Corp. and FemRx,
                Inc.
    Exhibit 2: Form of Stockholder Agreements, dated as of October 3, 1998, among Johnson & Johnson, ET/FM Acquisition Corp. and each of the Stockholders.
    Exhibit 3:  Letter regarding continued employment, dated October 1,
                1998, signed by Ethicon, Inc. and Andrew M. Thompson.
    Exhibit 4:  Letter regarding continued employment, dated October 1,
                1998, signed by Ethicon, Inc. and George M. Savage, M.D.
    Exhibit 5:  Text of the Press Release issued by Johnson & Johnson and
                FemRx, Inc., issued on October 5, 1998.
    Exhibit 6:  Letter to Stockholders of FemRx, Inc., dated October 9,
                1998.*
    Exhibit 7:  Letter to Option Holders of FemRx, Inc., dated October 9,
                1998.**
    Exhibit 8:  Opinion of Warburg Dillon Read LLC, dated October 2, 1998.*

---------------
 * Included in copies of Schedule 14D-9 mailed to stockholders and option holders.
** Included in copies of Schedule 14D-9 mailed to option holders.